8/6

02049309

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Termica Guemes S.A.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

AUG 21 2002

P THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5745

FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

OICF/BY: dw

DATE : 8/16/02

1122703

Exemption Number 82-5145

Central Térmica Güemes S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

AR/S
12-31-01

## CENTRAL TÉRMICA GÜEMES S.A.

## 2001 ANNUAL REPORT

To the shareholders of
**Central Térmica Güemes S.A.**

As required under legal and by-laws provisions, we submit to your consideration this Annual Report, the overview of operations, inventory, balance sheets, income, equity, and cash flow statements, and notes 1 to 10 and schedules I to V thereto, as of and for the fiscal years ended December 31, 2001 and 2000.

As of December 31, 2001, the company carried an unappropriated loss of Ps.18,330,927.

In the year ended December 31, 2001, the company recorded an operating loss of Ps.526,551, up Ps.198,166 from a Ps.328,385 loss in the prior fiscal year.

However, as discussed in further detail in the 2001 overview of operations, at year-end the company posted a Ps.1,867,470 net income, following a net income of Ps.2,644,893 in fiscal 2000. These results constitute a reversal of a prior downward trend that peaked in fiscal 1999 with a Ps.10,817,413 net loss.

### Financial condition

Reference is made to the overview of operations, the financial statements, the notes and additional information thereto for detailed information on the company's financial position and results of operations.

These pages will be devoted to a commentary on salient facts and developments that have impacted on the company's operations and results this year.

### Changes in macroeconomic setting

On January 6, 2002, the Argentine Congress passed a Public Emergency and Foreign Exchange Regulations Reform Act, identified under No. 25,561. The enactment and other regulations issued thereunder marked the end of the scheme of convertibility that had pegged the Argentine currency to the US dollar at a one-to-one rate and brought into being a new free rate foreign exchange market. In addition, certain foreign currency transfers abroad, including payments of principal and interest in connection with financial liabilities, as well as royalties, dividends, and similar payments, must now be authorized by the Argentine Central Bank.

Figures in the financial statements have been prepared at the exchange rate prevailing on the last date on which foreign currency transactions were made in Argentina prior to December 31, 2001. In the case of United States dollars, a Ps.1.00 – US$1.00 exchange rate has been used.

At the date of writing this report, however, the Argentine peso had already lost an average 50% of its value relative to the US dollar. This development will bear heavily on the company's finances, particularly because its total liabilities include US$54,000,000 relating to its Notes.

According to calculations prepared by our auditors, the effect on the company's shareholders' equity of the devaluation of the peso is a related loss of about Ps.49 million.

This effect may, however, be mitigated to Ps.4,905,990 by new financial accounting standards that have been adopted by the Buenos Aires City professional accounting standards board (the *Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires*).

**Restructuring liabilities**

We have made further progress in our efforts to restructure the company's liabilities, following the rescheduling in 2000 of US$54,000,000 in liabilities over a 10-year term, at interest rates of 2%, 2.5%, and 3% applicable in the first, second, and third year, respectively, and 5% thereafter through final maturity.

During the current fiscal year, an exemption was obtained from payment of presumed minimum income tax that translated into a decrease of liabilities by about Ps.4,236,000.

**Power generation operations**

Comprehensive maintenance operations conducted in early 2001 in our 125 MW generating unit, which accounts for 50% of our aggregate output capacity, required the unit to remain out of service for around 60 days. For this reason, our production during the year was down to 1,470 MWh from 1,730 MWh in the prior year.

These maintenance operations are part of a generation units maintenance policy followed by the company ever since its privatization in 1992. Our policy ensures their sustained generation capacity and operating availability.

**Transmission grid expansion – 132 Kv high tension line between Güemes and Northern Salta**

In the last few years, the Argentine Northwest region has been faced with restrictions as power supply bound for consumption centers has exceeded the transmission capacity of the grid.

On March 16, 2001, the company and Edesa S.A. entered into a Power Supply Extension Agreement. Under this agreement, Central Térmica Güemes S.A. will supply electricity to Edesa S.A. over a five-year term running as from the time when certain obligations assumed by the company are satisfied. In addition, the company has agreed, among other things, to:

- Provide financing for, and make all filings and applications in connection with, the construction of a 132 Kv high tension line between its generation plant and Northern Salta. The power line should be commissioned no later than 14 months after the effective date of the above agreement.

- Upon completion, transfer ownership over the project to Edesa S.A. Thereafter, monthly fees will be billed to Edesa S.A. over a period of 46 months to recoup the project investment.

The decision adopted by the Argentine government to "pesify" the economy at a rate of one peso to each US dollar has impacted directly on the contractual amounts involved in this arrangement, and a review and possible revision of amounts, terms and conditions will be required.

**Alternative strategies**

The Argentine government's meddling in private contracts has affected our gas procurement and electric power sales commitments that were originally agreed upon in US dollars but have now been compulsorily converted into pesos, irrespective of the value of the contracting currency.

Our company is in the process of reviewing all its commitments with a view to maintaining a sustainable balance and adequate operating levels, but we are concerned about our foreign liabilities, which continue to be denominated in US dollars. While the company will not experience any difficulties in honoring interest services due in the very near future, revenue levels will need to be restored relative to the US dollar in order to make good on our long-term foreign debt obligations.

No organizational changes in our decision-making or internal control systems and procedures are currently being contemplated.

While we have posted a net income for the year, the company still carries an accummulated loss and therefore no dividends will be paid this year other than in connection with our employee stock ownership program.

The company has not made any changes in its remuneration plan for directors and management staff. However, in light of the deterioration of local economy conditions at large, we expect that certain changes will need to be introduced if we wish to remain a competitive and attractive employer into the year 2002.

**Outlook**

As anticipated in our 2000 Annual Report and confirmed by our actions, the company's new senior management has maintained and intends to maintain all generation units operating at full capacity. This goal is all the more achievable now that an agreement has been reached with our Noteholders and other creditors under terms and conditions that ensure our operating continuity as a primary means to honour our financial obligations.

We have good reasons to be confident in our future. Our company owns and operates three independent and highly reliable generating units. We have a client base on the term market that has repaid with loyalty for our quality service. We have secured our gas procurement requirements and firm gas transportation services well into the next year. Last but not least, we rely on the support of our vendors and their staff, the workers' unions and local authorities, all of whom are worthy of our gratitude for their unwavering support during our times of distress.

We are also looking forward to the construction of a proposed 500 Kv high tension line in Salta. Though currently delayed by reason of the replacement of the authorities handling applications and approvals, this project will undoubtedly have a positive effect on generation capacity in the region.

Adding to regional transmission limitations, the failure of a power export project initiated by a local generator may have an impact on our future production levels. The generator was forced to revise its strategy and is now applying for authorization to connect its generation units to the Argentine grid.

Salta, March 4, 2002

**CARLOS A. PERALTA**
Chairman of the Board

**The translation of the financial statements and of this report into English has been done solely for the convenience of English speaking readers.**

# CENTRAL TERMICA GÜEMES S.A.

## INFORMATIVE SUMMARY AS OF DECEMBER 31, 2001

### 1. A Brief on Company's Activities

#### Energy production and sale

During the reporting year, 1,470 GW/h were produced, which means a level of production 15% lower than that of the previous year (1.730 GWh).

The decrease was due mainly to both the programmed maintenance activities of the 125 MW generator, which was out-of-service from mid-January to the beginning of April 2001, and the fact that some of the generation groups operated at minimum technical levels for a significant part of the last semester, mainly as a consequence of a lower demand and a higher supply of hydraulic generation in the system.

#### Prices

The average price of energy at the Güemes node and power supplied during the year 2001 amounted to $28.06/MWh ($38,576,134/1,375 GWh) which turned out higher than the average price of the previous year ($26.86/MWh -$43,647,959/1,625 GWh) by 4.5%.

#### Sales

The gross sales (net of compensations with the system) for the year fell 12% to $38,576,135 compared to the previous year ($43,647,959). The $(5.1) million absolute variation in gross sales was made up of a $(6.7) million decrease in production and a $1.6 million positive effect in sales owing to higher price, as previously described.

#### Results

The operating result for the year ended December 31, 2001 showed a loss amounting to $526,551, which was higher than the loss recorded for the previous year ($328,385) by $198,166.

The net result for the reporting year showed a profit amounting to $1,867,470, lower than that of the previous year by $777,425. This amount includes an extraordinary gain of $3,130,926.

## Shareholders' Equity

The debt/equity ratio as of December 31, 2001 fell 3% to 54% compared to the previous year (57%).

### 2. Equity Structure

| | ....2001.... | ....2000.... | ....1999.... | ....1998.... | ....1997.... |
|---|---|---|---|---|---|
| Current Assets | 18.109.357 | 19.064.438 | 22.092.578 | 19.849.367 | 19.746.140 |
| Non-Current Assets | 92.043.642 | 93.309.601 | 98.768.549 | 104.206.674 | 109.596.945 |
| **Total** | **110.152.999** | **112.374.039** | **120.861.127** | **124.056.041** | **129.343.085** |
| Current Liabilities | 4.207.281 | 8.004.621 | 14.607.020 | 6.906.751 | 5.680.567 |
| Non-Current Liabilities | 55.485.040 | 55.776.210 | 60.305.792 | 60.383.562 | 60.171.062 |
| Subtotal | 59.692.321 | 63.780.831 | 74.912.812 | 67.290.313 | 65.851.629 |
| Shareholders' Equity | 50.460.678 | 48.593.208 | 45.948.315 | 56.765.728 | 63.491.456 |
| **Total** | **110.152.999** | **112.374.039** | **120.861.127** | **124.056.041** | **129.343.085** |

**Results Structure**

| | | | | | |
|---|---|---|---|---|---|
| Operating Results | (526.551) | (328.385) | (3.016.615) | 110.923 | 2.188.651 |
| Financial Results | (736.905) | 552.002 | (6.082.154) | (6.836.651) | (6.839.311) |
| **Net Ordinary (Loss)Profit** | **(1.263.456)** | **223.617** | **(9.098.769)** | **(6.725.728)** | **(4.650.660)** |
| Extraordinary Gain (Loss) | 3.130.926 | 2.421.276 | (1.718.644) | | |
| **Profit (Loss) for the year** | **1.867.470** | **2.644.893** | **(10.817.413)** | **(6.725.728)** | **(4.650.660)** |

**Production data**

| | GWh | GWh | GWh | GWh | GWh |
|---|---|---|---|---|---|
| Production volume | 1.470 | 1.730 | 1.920 | 1.666 | 1.582 |
| Sales volume | 1.375 | 1.625 | 1.801 | 1.564 | 1.487 |

**Ratios**

| | ....2001.... | ....2000.... | ....1999.... | ....1998.... | ....1997.... |
|---|---|---|---|---|---|
| Liquidity ratio | 4.30 | 2.38 | 1,51 | 2,87 | 3,48 |
| Debt ratio | 1.18 | 1.31 | 1,63 | 1,19 | 1,04 |
| Profitability ratio | 3.8% | 5.8% | (19,1%) | (10,6%) | (6,8%) |

### 3. Prospects

The end of the convertibility system that pegged the peso one-to-one with the dollar and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies. The current business system has been designed to function within a general stability context and does not contemplate such a dramatic change of the macroeconomic rules.

The Company expects to maintain its production levels and quickly adjust to the new circumstances.

## AUDITORS' REPORT

To the President and Directors of
**Central Térmica Güemes S.A.**

### 1. Identification of the financial statements subject to our review

We have audited the accompanying balance sheets of Central Térmica Güemes S.A. as of December 31, 2001 and 2000, the related statements of income, of changes in shareholders' equity and of changes in cash and cash equivalents, including notes 1 to 10 thereto and supplemental schedules I to V, for the years then ended.

The above-mentioned financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits performed with the scope mentioned below.

### 2. Scope of our work

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation.

### 3. Prior clarifications

The financial statements have been prepared in accordance with accounting principles generally accepted in Argentina which include the provisions of General Resolution No. 392 of the National Securities Commission. Consequently, foreign currency denominated assets and liabilities have been valued at the exchange rate prevailing as of the last date on which transactions in foreign currency operated in the country. In the case of the United States dollar, the exchange rate applied has been that of $1=US$1.

As mentioned in note 10 to the financial statements, on January 6, 2002, Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25.561 which was later regulated by a series of regulations and decrees issued, mainly, by the Economy Ministry and the Argentine Central Bank.

In summary, the new law established both the end of the convertibility system, which pegged the peso one-to-one with the dollar, and a new non-convertible currency.

Management has estimated the impact of the above-mentioned economic reforms on the Company's financial position as of December 31, 2001, considering three possible scenarios, which are described in note 10 to the financial statements.

Given that as of the date of these financial statements there is no certainty as to the total amount of foreign currency denominated receivables to be collected and liabilities to be paid, the final effect estimated by management may differ from those contemplated in the scenarios.

## 4. Opinion

In our opinion, subject to the effects that might arise from the situation described in the preceding paragraphs, the financial statements mentioned in section 1, present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2001 and the results of its operations, changes in shareholders' equity and changes in cash and cash equivalents for the year then ended, in conformity with accounting principles generally accepted in Argentina. As for the financial statements for the year ended December 31, 2000, we issued our unqualified report on March 2, 2001.

## 5. Special information required by current legal regulations

(for the year ended December 31, 2001)

a) The financial statements referred to in section 1 are shown in accordance with the provisions of Law No. 19.550 and those of General Resolution No. 368/01 of the National Securities Commission.

b) The amounts of the financial statements agree with the accounting records of the Company which have been transcribed to the legal books of account.

c) As part of our audit, the scope of which is mentioned in section 2, we have examined the informative summary and the additional information prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of December 31, 2001, amount to $ 140,232.92, which are not due as of that date.

Salta, March 7, 2002

# CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Pcia. de Salta

| | |
|---|---|
| Company's main activity: | Operation of thermoelectric generation plant |
| Registration Number with Artificial Persons Control Bureau of Salta: | 35/99 |
| Registration Number in Court of Original Jurisdiction in Commercial Matters of the Province of Salta dealing with the registration of companies: | Folio 9/10, Entry 2425 of Corporations Book number 10 |
| Filing date of Company's by-laws and amendments thereto with the Companies' Inspection Bureau: | September 18, 1992, September 2, 1993, July 8, 1999 and February 29, 2000 |
| Expiry date of the by-laws: | February 28, 2092 |
| Date of last amendment to the by-laws: | February 29, 2000 |
| Parent company: | Powerco S.A.<br>Pueyrredón 596 - Salta |
| Percentage held by the parent company (Powerco S.A.) in capital stock and votes: | 60% |

## FISCAL YEAR No. 10
## COMMENCED JANUARY 1, 2001

## FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

(stated in pesos)

### CAPITAL STOCK

(note 4)

| | .....2001 and 2000.... Subscribed and paid-in (stated in pesos) |
|---|---|
| Common shares Class A, N/V $1, 1 vote each | 37,743,600 |
| Common shares Class B, N/V $1, 1 vote each | 18,871,800 |
| Common shares Class C, N/V $1, 1 vote each | 6,290,600 |
| **TOTAL** | **62,906,000** |

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002
(stated in pesos)

| | ......2001...... | ......2000...... |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash and banks | 474,503 | 1,246,964 |
| Investments (note 3.1) | 5,119,271 | 4,181,491 |
| Accounts receivable (note 3.2) | 9,380,529 | 10,044,033 |
| Other receivables (note 3.3) | 986,494 | 1,522,258 |
| Spare-parts and materials | 2,148,560 | 2,069,692 |
| ***Total Current Assets*** | **18,109,357** | **19,064,438** |
| NON-CURRENT ASSETS | | |
| Other receivables (note 3.3) | 1,400,120 | |
| Property, plant and equipment (schedule I) | 90,643,522 | 93,309,601 |
| **Total Non-Current Assets** | **92,043,642** | **93,309,601** |
| TOTAL ASSETS | 110,152,999 | 112,374,039 |
| LIABILITIES | | |
| CURRENT LIABILITIES | | |
| Accounts payable | 2,132,294 | 2,291,005 |
| Loans (note 6) | 352,500 | 270,740 |
| Payroll and social security charges | 399,742 | 631,156 |
| Taxes | 1,279,074 | 1,454,468 |
| Other liabilities | 43,671 | 21,000 |
| Provisions (schedule III) | | 3,336,252 |
| ***Total Current Liabilities*** | **4,207,281** | **8,004,621** |
| NON-CURRENT LIABILITIES | | |
| Loans (note 6) | 54,000,000 | 54,000,000 |
| Taxes | 1,059,877 | 1,214,736 |
| Provisions (schedule III) | 425,163 | 561,474 |
| **Total Non-Current Liabilities** | **55,485,040** | **55,776,210** |
| **TOTAL LIABILITIES** | **59,692,321** | **63,780,831** |
| SHAREHOLDERS' EQUITY | | |
| (as per the corresponding statements) | 50,460,678 | 48,593,208 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **110,152,999** | **112,374,039** |

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000**
(stated in pesos)

| | ......2001...... | ......2000...... |
|---|---|---|
| Net sales (note 3.5) | 32,713,047 | 37,070,838 |
| Cost of sales (schedule V) | (27,896,527) | (31,998,854) |
| **Gross profit** | **4,816,520** | **5,071,984** |
| | | |
| Selling expenses (schedule V) | (1,796,711) | (1,242,427) |
| Administrative expenses (schedule V) | (3,129,691) | (2,672,582) |
| Other expense | (422,058) | (1,485,360) |
| Other income | 5,389 | |
| Financial results | | |
| Generated by assets (note 3.6a) | 1,095,498 | 1,012,606 |
| Generated by liabilities (note 3.6b and schedule V) | (1,832,403) | (460,604) |
| **Ordinary (Loss) income** | **(1,263,456)** | **223,617** |
| | | |
| Extraordinary gains (note 8) | 3,130,926 | 2,421,276 |
| | | |
| **NET INCOME FOR THE YEAR** | **1,867,470** | **2,644,893** |

The attached notes 1 to 10 and supplemental schedules I to V
are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000**
(stated in pesos)

| | ...........Shareholders' contributions....... | | | Reserved earnings | Accumulated deficit | Total |
|---|---|---|---|---|---|---|
| | Capital stock | Adjustment to capital | Total | Legal reserve | | |
| Balances as of December 31, 1999 | 62,906,000 | 5,341,154 | 68,247,154 | 412,206 | (22,711,045) | 45,948,315 |
| Net income for the year | | | | | 2,644,893 | 2,644,893 |
| **Balances as of December 31, 2000** | **62,906,000** | **5,341,154** | **68,247,154** | **412,206** | **(20,066,152)** | **48,593,208** |
| Distribution of profits approved by the Shareholders' Meeting: | | | | | | |
| - to legal reserve | | | | 132,245 | (132,245) | |
| Net income for the year | | | | | 1,867,470 | 1,867,470 |
| **Balances as of December 31, 2001** | **62,906,000** | **5,341,154** | **68,247,154** | **544,451** | **(18,330,927)** | **50,460,678** |

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(stated in pesos)

| | .....2001..... | .....2000..... |
|---|---|---|
| CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS | | |
| **OPERATING ACTIVITIES** | | |
| Ordinary (loss) income for the year | (1,263,456) | 223,617 |
| Add: items not representing uses of cash: | | |
| Permanent investments gain/loss | | |
| Depreciation of property, plant and equipment | 4,864,949 | 5,440,964 |
| Increase in allowances/provisions | 921,478 | 1,904,817 |
| Residual value of the withdrawal of property, plant and equipment | 8,750 | |
| Accrual of unpaid interest on corporate notes | 28,200 | 40,500 |
| Accrual of unpaid interest | 352,500 | 270,000 |
| Subtotal | 4,912,421 | 7,879,898 |
| Extraordinary gains for the year | 3,130,926 | 2,421,276 |
| Add: items not representing uses of cash: | | |
| Recovery of minimum deemed income tax provision | (3,336,252) | |
| Extraordinary amortization of intangible assets | | 386,177 |
| Recovery of interest | | (6,740,000) |
| Recovery of tax on corporate notes interest | | (1,011,000) |
| Subtotal | (205,326) | (4,943,547) |
| Changes in operating assets and liabilities | | |
| (Decrease) increase in trade receivables | 238,378 | (1,235,524) |
| (Increase) decrease in other receivables | (864,356) | (63,861) |
| (Increase) decrease in inventories | (78,868) | (178,263) |
| Increase (decrease) in payroll and social security charges | (589,868) | 709,545 |
| Increase (decrease) in commercial liabilities | (158,711) | 145,919 |
| Net increase (decrease) in other liabilities | 22,672 | (3,333) |
| Use of allowances/provisions | (632,663) | (219,135) |
| Subtotal | (2,063,416) | (844,652) |
| **Cash provided by operating activities** | **2,643,679** | **2,091,699** |
| **INVESTING ACTIVITIES** | | |
| Acquisition of property, plant and equipment | (2,207,620) | (368,193) |
| **Cash applied to investing activities** | **(2,207,620)** | **(368,193)** |
| **FINANCING ACTIVITIES** | | |
| Net increase in loans | (270,740) | (5,999,294) |
| **Cash applied to financing activities** | **(270,740)** | **(5,999,294)** |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | **165,319** | **(4,275,788)** |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR** | **5,428,455** | **9,704,243** |
| **CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR** | **5,593,774** | **5,428,455** |

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(stated in pesos)

## 1. COMPANY'S FINANCIAL CONDITION – FILING FOR COURT-SUPERVISED REORGANIZATION – APPROVAL OF THE AGREEMENT

As from March 1999, the Company commenced a restructuring process of its liabilities aimed at restoring its financial condition.

Consequently, and after analyzing different alternatives, on November 2, 1999, the Company's Board of Directors resolved to file for a court-supervised reorganization under the Argentine law.

The court-supervised reorganization was accepted on December 2, 1999 by the Court of Original Jurisdiction in Civil and Commercial Matters No. 8 of the City of Salta.

On June 23, 2000, based on the proposals submitted to Corporate Notes holders in the negotiation meetings held, the Shareholders' Meeting resolved to approve the terms and conditions of the exchange offer of old Corporate Notes for a new issue of Corporate Notes (non-convertible into shares), for an amount of up US$ 54,000,000, to be placed by means of public offering and issued in one or several series and/or classes, with a fixed or floating interest rate.

On August 4, 2000, the Company's Board of Directors informed about the basic conditions of the new Corporate Notes issue that were later submitted to the Court as a proposal of financial restructuring. Such conditions consisted basically of the following: a) to pay to note holders an amount of US$ 6,000,000 in cash, equivalent to the 10% of principal owed at the moment of the restructuring and, b) to give, in exchange, the new corporate notes issued by the Company for an amount of US$ 54,000,000 with final maturity in 2010, at a fixed annual interest rate (2.0%, 2.5% and 3.0% during the first, second, and third year respectively, and of 5.0% as from the fourth year) payable semiannually, immediately after the exchange process took place

On August 22, 2000, once the term established for making observations to the report of the court-appointed officer was over, the Company submitted to the Judge the consent given by the creditors who represented 58.5% of the general creditors and 67.67% of the claims verified. On September 12, 2000, the Judge, in accordance with the provisions of section 52 of Law No. 24.522, issued a resolution approving the above-mentioned agreement, which was later complemented by other explanatory resolutions dated September 19 and 26, 2000

On September 21, 2000, the Buenos Aires Stock Exchange authorized quotation of the new Corporate Notes for US$ 54,000,000.

On September 24, 2000, the National Securities Commission approved the public offering of the new Corporate Notes, non-convertible into shares, for a nominal value of US$ 54,000,000.

On November 6, 2000 the judge resolved the following:

a) to declare finished the court-supervised reorganization of Central Térmica Güemes S.A.,
b) to consider concluded the work of the court-appointed officer, without prejudice to any pending issue,
c) to maintain the injunction enjoining the Company from disposing of its property during the term of compliance with the agreement.

The conclusion of the court-supervised reorganization does not mean that later proof of claims and review proceedings will not be taken care of. Furthermore, it should be pointed out that all the limitations imposed on the debtor by sections 15 and 16 of the Bankruptcy Law shall cease except for the performance of actions to dispose of recordable goods which will require the Judge's authorization.

## 2. BASIS OF PRESENTATION AND MAIN ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the guidelines of General Resolution No. 368 of the National Securities Commission and Technical Resolutions numbers 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences. In accordance with General Resolution No. 272/95 of the National Securities Commission, following the provisions of Decree No 316/95 of the National Executive Power, the financial statements have not considered the effect of the changes in the wholesale price index as from September 1, 1995. According to Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences the inflation accounting is not mandatory as long as the annual inflation, as measured by the evolution of the wholesale price index, does not exceed 8%. Accordingly, the Company has decided to discontinue the recognition of the full effects of inflation since that date.

### Valuation criteria

**Monetary items** – Monetary assets and liabilities in pesos have been maintained at their nominal values, plus interest accrued, if any, at the end of each year.

**Foreign currency denominated assets and liabilities** – They have been valued at the rate of exchange as of the end of each year, plus interest accrued, if any. As for the year ended December 31, 2001, the exchange rate applied was that of $1 per dollar, in accordance with the provisions of General Resolution No. 392/2002 of the National Securities Commission.

**Investments** - Mutual funds and government securities have been valued at the quoted price as of the end of each year.

Time deposits as of December 31, 2001 have been valued at their nominal values, plus interest accrued at the end of that year.

**Spare-parts and materials** – They have been valued at replacement cost as of the end of each year.

**Property, plant and equipment** - Assets incorporated before August 31, 1995, have been valued at cost restated for inflation as of that date, and those incorporated after such date have been valued at their original cost, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each item, except for certain assets for which the unit of production method was applied.

**Intangible assets** - Software and programmed maintenance expenses have been reclassified in 2001 to the Property, plant and equipment account.

**Capital stock** – Capital stock has been restated for inflation up to August 31, 1995 as from the dates it was paid-in. Capital stock has been disclosed at its nominal value and the surplus to reach restated value has been included in the Adjustment to capital account.

**Legal reserve and Accumulated deficit** – Balances at the beginning of the years have been restated for inflation up to August 31, 1995. The legal reserve made during this year has been recorded at its nominal value.

**Profit and loss accounts** – Profit and loss accounts have been recorded at their nominal values, except for the non-monetary assets consumed (depreciation of property, plant and equipment) which have been determined according to the values of those assets.

**Recoverable value** – The net values of the assets do not exceed their recoverable value.

**Implicit financing components** – They have not been segregated due to their lack of significance.

**Use of estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. BREAKDOWN OF MAIN CAPTIONS

### 3.1 Investments

| | .....2001..... | .....2000..... |
|---|---|---|
| Time deposits | 20,363 | |
| Government securities (schedule II) | 2,069,109 | |
| Mutual funds (schedule II) | 3,029,799 | 4,181,491 |
| **Total** | **5,119,271** | **4,181,491** |

The classification of the balances is as follows:

| | | |
|---|---|---|
| Maturing within 3 months | **5,119,271** | **4,181,491** |

## 3.2 Accounts receivable

| | | |
|---|---|---|
| Debtors of the term market | 8,933,570 | 9,061,658 |
| Related Companies – Powerco S.A. | 401,247 | 460,503 |
| Doubtful accounts under legal proceedings | 1,020,838 | 1,071,872 |
| Allowance for bad debts (schedule III) | (975,126) | (550,000) |
| **Total** | **9,380,529** | **10,044,033** |

The breakdown of the balances according to the estimated collection period is as follows:

| | | |
|---|---|---|
| a) Past due | | |
| within 6 months | 59,553 | |
| more than 6 months | 1,622,953 | 1,071,872 |
| b) maturing within 3 months | 8,673,149 | 9,522,161 |
| Subtotal | 10,355,655 | 10,594,033 |
| Allowance for bad debts | (975,126) | (550,000) |
| **Total** | **9,380,529** | **10,044,033** |

Accounts receivable do not accrue interest.

## 3.3 Other receivables

| | .....2001..... | .....2000..... |
|---|---|---|
| Current: | | |
| Advances to suppliers | 224,529 | 858,332 |
| Tax credits | 267,732 | 389,415 |
| Prepaid expenses | 227,771 | 155,007 |
| Miscellaneous | 266,462 | 119,504 |
| **Total** | **986,494** | **1,522,258** |
| Non- current: | | |
| EDESA S.A. - 132 Kv power line (note 9) | **1,400,120** | |

The breakdown of the balances according to the estimated collection or use period is as follows:

| | | |
|---|---|---|
| a) To become due: | | |
| within 3 months | 224,529 | 858,332 |
| between 3 and 6 months | 495,503 | 544,422 |
| more than 1 year | 1,400,120 | |
| b) With no specified due date | 266,462 | 119,504 |
| **Total** | **2,386,614** | **1,522,258** |

Other receivables do not accrue interest, except for the advances paid to certain suppliers, whose annual interest rate ranges from 7.5% to 10.5%.

### 3.4 Liabilities

The breakdown of the balances according to maturity is as follows:

| | | |
|---|---|---|
| To become due: | | |
| within 3 months | 3,136,368 | 4,376,630 |
| between 6 and 12 months | 1,027,241 | 270,740 |
| more than 1 year (1) | 55,059,877 | 55,214,736 |
| With no specified due date | 468,835 | 3,918,725 |
| **Total** | **59,692,321** | **63,780,831** |

(1) It includes a debt for the issuance of corporate notes for an amount of US$ 54,000,000 maturing in 2010 at an annual interest rate of 2%, 2,5% and 3% during the first, second and third year, respectively and of 5% as from the fourth year, payable semiannually.

### 3.5 Net sales

| | .....2001..... | .....2000..... |
|---|---|---|
| Sales of electricity | 38,576,135 | 43,647,959 |
| Discounts for services received | (5,683,088) | (6,397,121) |
| Municipal contribution | (180,000) | (180,000) |
| **Total** | **32,713,047** | **37,070,838** |

### 3.6 Financial results

| | .....2001..... | .....2000..... |
|---|---|---|
| a) Generated by assets | | |
| Interest | 1,095,498 | 1,012,606 |
| Subtotal | 1,095,498 | 1,012,606 |
| b) Generated by liabilities (schedule V) | | |
| Interest and exchange differences | (1,779,201) | (421,458) |
| Commissions and bank charges | (53,202) | (39,146) |
| Subtotal | (1,832,403) | (460,604) |
| **Total** | **(736,905)** | **552,002** |

## 4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of December 31, 2001 and 2000 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of the Province of Salta dealing with the registration of companies.

## 5. INCOME TAX AND MINIMUM DEEMED INCOME TAX

No income tax provision has been recorded due to the existence of a tax loss.

In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction with respect to the payment of the minimum deemed income tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

## 6. LOANS

| | .....2001..... | .....2000..... |
|---|---|---|
| Current: | | |
| Interest on Corporate Notes (see note 1) | 352,500 | 270,000 |
| Overdrafts | | 740 |
| **Total** | **352,500** | **270,740** |

Non-current:

The Shareholders' Meeting held on June 23, 2000 authorized, subject to the approval of the agreement by the Court, the issue of new Corporate Notes under the Bankruptcy Law No. 24.522, delegating to the Company's Board of Directors the powers necessary to determine the conditions of the new issue and request the authorization for the public offering. On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, which would have matured on November 26, 2001 (see note 1).

## 7. CLAIMS

As of the date of issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management has filed the appropriate responses strongly supported by the applicable legislation. However, the Company decided to record a provision for 425,163 as of December 31, 2001 to cover eventual negative effects deriving from such claims. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

## 8. EXTRAORDINARY GAINS

| | .....2001..... | .....2000..... |
|---|---|---|
| Recovery of interest on Corporate Notes | | 6,740,000 |
| Recovery of tax on Corporate Notes interest | | 1,011,000 |
| Fees related to the court-supervised reorganization | | (2,260,694) |
| Fees and expenses related to the negotiation and restructuring of financial liabilities | | (2,082,853) |
| Extraordinary amortization of intangible assets (corporate notes - series 1996) | | (386,177) |
| Compensation paid to management for the debt restructuring | | (600,000) |
| Recovery of the provision for minimum deemed income tax | 3,336,252 | |
| Withholdings on fees paid for the debt restructuring | (205,326) | |
| **Total** | **3,130,926** | **2,421,276** |

## 9. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the above-mentioned agreement came into effect.

- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of December 31, 2001, disbursements made to finance this work amount to 1,400,120 and have been recorded as Other non-current receivables. This credit accrues a 15% annual interest rate.

## 10. SUBSEQUENT EVENTS

On January 6, 2002, Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25.561 which was later regulated by a series of regulations and decrees issued, mainly, by the Economy Ministry and the Argentine Central Bank.

In summary, the new law established both the end of the convertibility system, which pegged the peso one-to-one with the dollar, and a new non-convertible currency.

Initially, two foreign currency exchange rates were established: the "official market" rate at 1.40 pesos to the dollar for all exports and imports (except for luxury goods) and a "free-market" rate for all the other transactions, which started to trade on January 11, 2002 with a narrow trading volume.

Decree No. 214/2002, which was published in the *Official Gazette* on February 4, 2002, established that all foreign currency denominated debts, outstanding as of the date on which the above-mentioned law came into effect, would be converted into pesos at the old pre-devaluation rate of 1 peso to the dollar (or its equivalent in other foreign currencies) while all foreign currency denominated deposits with the financial would be converted into pesos at the exchange rate of 1.40 pesos to the dollar (or its equivalent in other foreign currencies). In both cases, the resulting peso amount would be adjusted by the Reference Stabilization Coefficient (CER) to be published by the Argentine Central Bank. Furthermore, the decree also established that during the first six months the CER would not be applied to debts, period after which the coefficient would be applied.

Moreover, the Government announced a bond plan which allowed depositors to exchange their deposits of up to 30,000 dollars –per holder and per bank- for dollar-denominated bonds.

In addition, the Argentine Central Bank announced the elimination of the official exchange rate and established a single free-exchange market for all transactions, as from February 11, 2002. It also announced that remittances for the repayment of financial loans and payment of profits and dividends, to be made during the first 90 days as from the above-mentioned date, had to be authorized by the Argentine Central Central. Additionally, with

respect to the exchange of foreign currency earned from foreign trade transactions, different requirements were established such as the filing of information and requesting of authorization to the Argentine Central Bank. New maximum time limits to exchange foreign currency earned and minimum time limits to pay for imports, were also established for exporters and importers, respectively.

Moreover, new restrictions were imposed on the use of Company's available funds in bank accounts, situation which has caused uncertainty regarding the moment in which investments will be recovered.

Additional announcements may be expected anytime given that regulations adopted have been modified more than once.

As mentioned in note 2, these financial statements have been prepared in accordance with the provisions of General Resolution No. 392 of the National Securities Commission. Consequently, foreign currency denominated assets and liabilities have been valued at the exchange rate prevailing as of the last date on which transactions in foreign currency operated in the country. In the case of the United States dollar, the exchange rate applied has been that of 1 peso per dollar.

Therefore, exchange differences generated by the compliance with the above-mentioned regulations will be accounted for in 2002.

Management has estimated the impact of the above-mentioned economic reforms on the Company's financial position as of December 31, 2001, considering three possible scenarios:

- **Scenario 1**

| | |
|---|---|
| Increase in total assets | 4,905,990 |
| Increase in total liabilities | (54,352,500) |
| Decrease in shareholders' equity and in the net income for the year | 49,446,510 |

The rate of exchange applied in this scenario was 2 pesos per US dollar. The account which most affects the Company's shareholders' equity is the Loans account (see notes 1 and 6) which includes Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010.

- **Scenario 2**

| | |
|---|---|
| Increase in total assets | 4,905,990 |
| Increase in total liabilities | (21,741,000) |
| Decrease in shareholders' equity and in the net income for the year | 16,835,010 |

This scenario has been developed considering that corporate notes existing as of the end of the year are comprehended by the provisions of Decree No. 214/2002. Based on this, management estimates that the exchange rate to be applied to cancel these debts will be that negotiated with notes holders. In this case the exchange rate applied was 1.4 pesos per US dollar.

- **Scenario 3**

| | |
|---|---|
| Increase in total assets | 59.258.490 |
| Increase in total liabilities | (54.352.500) |
| Increase in shareholders' equity and in the net income for the year | (4.905.990) |

This scenario has been developed considering the provisions of Resolution MD No. 3/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, dated March 6, 2002, which deals with the accounting treatment to be given to exchange differences arising as a consequence of the devaluation of the Argentine currency as from January 6, 2002. According to this resolution, exchange differences of foreign currency denominated liabilities, existing as that date, must be charged to the cost value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value. These assets are, among others, property, plant and equipment and intangible assets. Furthermore, exchange differences added to the cost value of the assets must be amortized over the remaining useful life of the assets as from the date they were charged to the cost value of such assets. The exchange rate applied in this case was 2 pesos per US dollar.

The corporate notes existing as of December 31, 2001 (see note 1) were issued as a consequence of the debts the state-owned company, Agua y Energía, had with Banco Nación Argentina, Skoda (supplier in charge of the construction of energy generators) and Gas del Estado, prior to its privatization. Therefore, it has been considered that there is a connection between the above-mentioned debt and the assets built.

It is expected that the accounting treatment given to the effects of the devaluation by Resolution MD No. 3/02 be adopted as well by the Argentine Federation of Professional Councils in Economic Sciences and the National Securities Commission.

Taking into account comments made in the preceding paragraphs, the alternative of charging exchange differences arising from corporate notes to the Property, plant and equipment account has been adopted in this scenario.

Management considers that the Company will be able to meet the semiannual interest payments on corporate notes (2.0%, 2.5% and 3.0% during the first, second and third year, respectively and 5.0% as from the fourth year), on the established dates.

Furthermore, management estimates that the impact of the economic reforms will be compensated through an increase of sale prices which allow offsetting the exchange losses arising from the devaluation of the Argentine peso.

Given that as of the date of these financial statements there is no certainty as to the total amount of foreign currency denominated receivables to be collected and liabilities to be paid, the final effect estimated by management may differ from those ut-supra mentioned.

SCHEDULE I

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000**
(stated in pesos)

## PROPERTY, PLANT AND EQUIPMENT

| | 2001 | | | | | | | | | 2000 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Original Values | | | | Depreciation | | | | Net Value | Net Value |
| | Balance at beginning of year | Additions | Retirements | Balance at end of year | Accumulated at beginning of year | Retirements | Current Year Amount | Accumulated at end of year | | |
| Land | 801.052 | 2.800 | | 803.852 | | | | | 803.852 | 80 |
| Buildings | 27.618.404 | 11.200 | | 27.629.604 | 5.674.218 | | 707.423 | 6.381.641 | 21.247.963 | 21.94 |
| Turbines | 44.585.426 | | | 44.585.426 | 14.616.265 | | 1.679.913 | 16.296.178 | 28.289.248 | 29.96 |
| Boilers | 44.956.683 | | | 44.956.683 | 11.932.563 | | 1.370.389 | 13.302.952 | 31.653.731 | 33.02 |
| Transformers | 6.358.163 | | | 6.358.163 | 2.093.590 | | 254.328 | 2.347.918 | 4.010.245 | 4.26 |
| Water treatment plant | 1.180.310 | | | 1.180.310 | 317.524 | | 47.208 | 364.732 | 815.578 | 86 |
| Auxiliary equipment | 381.162 | | | 381.162 | 125.528 | | 15.252 | 140.780 | 240.382 | 25 |
| Gas plant and gas pipeline | 1.916.659 | | | 1.916.659 | 631.112 | | 76.668 | 707.780 | 1.208.879 | 1.28 |
| Tools | 370.148 | 15.859 | | 386.007 | 287.800 | | 32.399 | 320.199 | 65.808 | 8 |
| Vehicles | 242.597 | 20.513 | 22.810 | 240.300 | 131.932 | 14.060 | 29.896 | 147.768 | 92.532 | 11 |
| Furniture and fixtures | 639.296 | 65.896 | | 705.192 | 490.068 | | 79.321 | 569.389 | 135.803 | 14 |
| Installations | 363.346 | 7.861 | | 371.207 | 327.240 | | 36.106 | 363.346 | 7.861 | 3 |
| Software | 69.282 | 7.789 | | 77.071 | 51.730 | | 24.502 | 76.232 | 839 | 1 |
| Maintenance expenses | 3.656.488 | 2.075.702 | | 5.732.190 | 3.149.845 | | 511.544 | 3.661.389 | 2.070.801 | 50 |
| **TOTAL 2001** | **133.139.016** | **2.207.620** | **22.810** | **135.323.826** | **39.829.415** | **14.060** | **4.864.949** | **44.680.304** | **90.643.522** | |
| **TOTAL 2000** | **134.390.872** | **368.193** | **84.374** | **134.674.691** | **35.622.323** | **84.374** | **5.827.141 (1)** | **41.365.090** | | **93.30** |

(1) The depreciation as of December 31, 2000 includes extraordinary charges for an amount of $ 386.177 related with the change and replacement of Corporate notes.

SCHEDULE II

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000**
(stated in pesos)

## INVESTMENTS

| Item | Type | Nominal Value | Price | Total Value 2001 | Total Value 2000 |
|---|---|---|---|---|---|
| **CURRENT INVESTMENTS** | | | | | |
| Money market | Deustche Bank - U$S | 2.470 | 1.015,34 | 2.507.890 | 79.218 |
| | FBA - Renta U$S | 347 | 1 | 347 | 30.000 |
| | Fima Money U$S "A" | 518.231 | 1 | 518.231 | 2.304.562 |
| | Fima Money $ | | | | 933.917 |
| | Roble Ahorro - U$S | 3.268 | 1 | 3.268 | 726.785 |
| | Roble Ahorro - $ | 63 | 1 | 63 | |
| | Bansud - U$S | | | | 107.009 |
| Total money market | | | | 3.029.799 | 4.181.491 |
| Government bonds | BONTE 2002 | 274.000 | 0,53 | 145.220 | |
| | BONTE 2005 | 3.454.019 | 0,557 | 1.923.889 | |
| Total Government bonds | | | | 2.069.109 | |
| **TOTAL** | | | | **5.098.908** | **4.181.491** |

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000**
(stated in pesos)

## ALLOWANCES - RESERVES

| Items | 2001 Balance at beginning of year | 2001 Increases | | 2001 Decreases | | 2001 Balance at end of year | 2000 Balance at end of year |
|---|---|---|---|---|---|---|---|
| **Deducted from assets** | | | | | | | |
| Allowance for bad debts | 550.000 | 821.478 | (3) | 396.352 | (2) | 975.126 | 550.000 |
| **TOTAL 2001** | **550.000** | **821.478** | | **396.352** | | **975.126** | |
| **TOTAL 2000** | **320.000** | **230.000** | | | | | **550.000** |
| **Included in liabilities** | | | | | | | |
| Reserve for contingencies | 3.336.252 | | | 3.336.252 | (1) | | 3.336.252 |
| Reserve for severance payments | 561.474 | 100.000 | (4) | 236.311 | (2) | 425.163 | 561.474 |
| **TOTAL 2001** | **3.897.726** | **100.000** | | **3.572.563** | | **425.163** | |
| **TOTAL 2000** | **2.442.044** | **1.674.817** | | **219.135** | | | **3.897.726** |

(1) Charged to Extraordinary Gains.
(2) To cover certain anticipated events.
(3) Charged to Selling expenses.
(4) Charged to Other expense.

SHEDULE IV

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000**

## FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

| | 2001 | | | | 2000 | | |
|---|---|---|---|---|---|---|---|
| | Class and amount of foreign currency | | Exchange rate $ | Amount in Argentine currency and amount accounted for (in pesos) | Class and amount of foreign currency | | Amount in Argentine currency and amount accounted for (in pesos) |
| **ASSETS** | | | | | | | |
| **CURRENT ASSETS** | | | | | | | |
| Cash | U$S | 67.197 | 1,00 | 67.197 | U$S | 6.197 | 6.197 |
| Investments | U$S | 5.119.208 | 1,00 | 5.119.208 | U$S | 3.217.574 | 3.217.574 |
| Accounts receivable | U$S | 10.355.655 | 1,00 | 10.355.655 | U$S | 10.594.033 | 10.594.033 |
| Other receivables | | | | | U$S | 354.681 | 354.681 |
| **Total Current Assets** | | | | **15.542.060** | | | **14.172.485** |
| **TOTAL ASSETS** | | | | **15.542.060** | | | **14.172.485** |
| **LIABILITIES** | | | | | | | |
| **CURRENT LIABILITIES** | | | | | | | |
| Accounts payable | | | | | | | |
| Suppliers | U$S | 1.323.155 | 1,00 | 1.323.155 | U$S | 1.435.805 | 1.435.805 |
| Loans | | | | | | | |
| Corporate notes | U$S | 352.500 | 1,00 | 352.500 | U$S | 270.000 | 270.000 |
| **Total Current Liabilities** | | | | **1.675.655** | | | **1.705.805** |
| **NON-CURRENT LIABILITIES** | | | | | | | |
| Loans | | | | | | | |
| Corporate notes | U$S | 54.000.000 | 1,00 | 54.000.000 | U$S | 54.000.000 | 54.000.000 |
| **Total Non-Current Liabilities** | | | | **54.000.000** | | | **54.000.000** |
| **TOTAL LIABILITIES** | | | | **55.675.655** | | | **55.705.805** |

SCHEDULE V

**CENTRAL TERMICA GÜEMES S.A.**
**DETAIL OF COSTS AND EXPENSES AS OF DECEMBER 31, 2001 AND 2000**
(stated in pesos)

| Items | 2001 | | | | | 2000 |
|---|---|---|---|---|---|---|
| | Cost of sales | Selling expenses | Administrative expenses | Financial expenses | Total | Total |
| Fees | | | 149.444 | | 149.444 | 327.612 |
| Salaries and wages | 3.426.247 | 696.409 | 731.061 | | 4.853.717 | 4.635.470 |
| Social security charges | 482.793 | 97.356 | 110.871 | | 691.020 | 649.484 |
| Fuel | 17.858.362 | | | | 17.858.362 | 20.853.480 |
| Supplies and materials | 479.603 | | | | 479.603 | 619.759 |
| Services contracted | 617.694 | 76.040 | 859.235 | | 1.552.969 | 1.861.988 |
| Communications | | | 287.615 | | 287.615 | 276.055 |
| Office expenses | | 104.516 | 197.319 | | 301.835 | 261.632 |
| Depreciation of property, plant and equipment | 4.766.078 | | 98.871 | | 4.864.949 | 5.440.964 |
| Insurance | 263.770 | | | | 263.770 | 244.106 |
| Interest and exchange differences | | | 251.339 | 1.779.201 | 2.030.540 | 421.458 |
| Commissions | | | | 53.202 | 53.202 | 39.146 |
| Taxes | 1.980 | 912 | 4.421 | | 7.313 | 66.987 |
| Bad debts | | 821.478 | | | 821.478 | 230.000 |
| Miscellaneous | | | 439.515 | | 439.515 | 446.326 |
| **TOTAL 2001** | **27.896.527** | **1.796.711** | **3.129.691** | **1.832.403** | **34.655.332** | |
| **TOTAL 2000** | **31.998.854** | **1.242.427** | **2.672.582** | **460.604** | | **36.374.467** |

## CENTRAL TERMICA GÜEMES S.A.

**ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE YEAR ENDED DECEMBER 31, 2001**
(stated in pesos)

**General issues concerning company's activity**

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or which could affect comparison with those to be presented in future periods:

   See note 10 to the financial statements regarding the economic reforms implemented in Argentina.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. In local currency | 2,386,614 | 4,016,666 |
| 2. In foreign currency (United States dollars) | 10,355,655 | 55,675,655 |
| **TOTAL** | **12,742,269** | **59,692,321** |

b) The classification according to the type of adjustment is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. Subject to adjustment clause | 10,355,655 | 315,162 |
| 2. With no adjustment clause | 2,386,614 | 59,377,159 |
| **TOTAL** | **12,742,269** | **59,692,321** |

c) The classification according to the accrual or not of interest is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. Accruing interest | | 54,000,000 |
| 2. Not accruing interest | 12,742,269 | 5,692,321 |
| **TOTAL** | **12,742,269** | **59,692,321** |

5. a) Detail of percentage held in Related Companies' capital and votes:

   None.

   b) Debit balances with Related Companies (Powerco S.A.):

   Debit balances 401,247

   c) Balances with Related Companies (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive:

   None.

7. Physical inventory of spare-parts and materials:

   The Company keeps an updated record of its inventory thanks to the continuous stocktaking of spare-parts and materials over the year.

   There are no supplies in a damaged condition, out of use or inactive.

**Current values**

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

**Property, plant and equipment**

9. Reversal of the reserve for technical revaluation when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

**Investments in other companies**

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19.550:

    None.

**Recoverable values**

12. Criteria applied to determine significant recoverable value of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations:

The criteria applied to determine the recoverable value of spare-parts and materials and of property, plant and equipment have been basically the net realizable value and the economic use value, respectively. Neither the current value of the different cash flows nor the financial burden has been computed.

**Insurance**

13. Insured assets:

| | Risk covered | Amount insured $ | Accounting value $ |
|---|---|---|---|
| **Vehicles** | | | |
| | Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning. Theft of the vehicle or parts thereof. | 118,100 | 92,532 |
| **Fixed assets and spare-parts and materials** (except lands and vehicles) | | | |
| | Total | 217,000,000 | 91,895,698 |

**Positive and negative contingencies**

14. Elements considered to calculate allowances/provisions whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

# STATUTORY AUDITORS' REPORT

To the Shareholders of
**Central Térmica Güemes S.A.**

In our capacity as statutory auditors, we have reviewed the documents detailed in section I in order to comply with the provisions of section 294 of Law No. 19.550 and regulations of the National Securities Commission. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on the review performed with the scope mentioned in section II.

## I) IDENTIFICATION OF THE DOCUMENTS REVIEWED

a) Balance sheet as of December 31, 2001.

b) Statement of income for the year ended December 31, 2001.

c) Statement of changes in shareholders' equity for the year ended December 31, 2001.

d) Statement of changes in cash and cash equivalents for the year ended December 31, 2001.

e) Notes 1 to 10 and supplemental schedules I to V for the year ended December 31, 2001.

f) Informative summary required by the National Securities Commission for the year ended December 31, 2001.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange's Regulations for the year ended December 31, 2001.

h) Annual Report and List of Assets and Liabilities for the year ended December 31, 2001

## II) SCOPE OF OUR WORK

We have performed our review in accordance with the provisions of Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences which require that the financial statements be examined in accordance with auditing standards generally accepted in Argentina and that such review include verification of the consistency of the documents and information subject to the review with the information regarding Company's decisions disclosed by the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in items a) to e) of section I, we have examined the audit performed by the external auditors, Deloitte & Co S.R.L., who issued their report dated March 7, 2002, in accordance with auditing standards generally accepted in Argentina. Our review included the conclusions of the audit performed by said auditors.

An audit requires that the auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Provided that it is not our responsibility to control Company's management, our review neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management. We believe our work provides a reasonable basis for our opinion.

With regard to the Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, for the year ended December 31, 2001, we have been able to corroborate that these documents comply with the information required by section 66 of the Companies' Law No. 19.550, item 6 of Appendix I, Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned documents are the responsibility of the Company's Management. Furthermore, with regard to the amounts included in said documents, we have verified, as to the matters within our professional competence, that they agree with the accounting records of the Company and with other pertinent documentation.

## III. PRIOR CLARIFICATIONS

The financial statements have been prepared in accordance with accounting principles generally accepted in Argentina which include the provisions of General Resolution No. 392 of the National Securities Commission. Consequently, foreign currency denominated assets and liabilities have been valued at the exchange rate prevailing as of the last date on which transactions in foreign currency operated in the country. In the case of the United States dollar, the exchange rate applied has been that of $1=US$1.

As mentioned in note 10 to the financial statements, on January 6, 2002, Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25.561 which was later regulated by a series of regulations and decrees issued, mainly, by the Economy Ministry and the Argentine Central Bank.

In summary, the new law established both the end of the convertibility system, which pegged the peso one-to-one with the dollar, and a new non-convertible currency.

Management has estimated the impact of the above-mentioned economic reforms on the Company's financial position as of December 31, 2001, considering three possible scenarios, which are described in note 10 to the financial statements.

Given that as of the date of these financial statements there is no certainty as to the total amount of foreign currency denominated receivables to be collected and liabilities to be paid, the final effect estimated by management may differ from those contemplated in the scenarios.

## IV) OPINION

a) In our opinion, subject to the effects that might arise from the situation described in section III, the financial statements detailed in section I, items a) to e) inclusive, present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2001, the results of its operations, the changes in shareholders' equity and changes in cash and cash equivalents for the year then ended, in accordance with accounting principles generally accepted in Argentina.

b) The Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, for the year ended December 31, 2001, include the information required by section 66 of the Companies' Law No. 19.550, item 6 of Appendix I, Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission, and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. However, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events included in the above-mentioned documents are the responsibility of the Company's Management. Furthermore, with regard to the amounts included in said documents, we have verified, as to matters within our professional competence, that they agree with the accounting records of the Company and with other pertinent documentation.

c) The financial statements mentioned in items a) to e) of section I above and the List of Assets and Liabilities agree with the accounting records kept, in all formal aspects, in conformity with current legal regulations.

## V. ADDITIONAL INFORMATION REQUIRED BY GENERAL RESOLUTION No. 340/99 OF THE NATIONAL SECURITIES COMMISSION

In compliance with the provisions of General Resolution No. 340/99 of the National Securities Commission, we report that:

a) the accounting policies applied for the preparation of the financial statements mentioned in items a) to e) of section I, are in accordance with professional accounting principles; and

b) the external auditors have conducted their audit in accordance with auditing standards generally accepted in Argentina, established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. Those standards require that the external auditors exercise independence and apply an unbiased criterion in conducting the audit of the financial statements.

Autonomous city of Buenos Aires, March 7, 2002

**RUBEN R. RUIVAL**
Statutory Auditor

**The translation of** **as been done**
**sc**

02 AUG -5 AM 12: 10

# CENTRAL TERMICA GÜEMES S.A.

## INFORMATIVE SUMMARY AS OF SEPTEMBER 30, 2001

### 1. A Brief on Company's Activities

**Energy production and sale**

During the nine months of 2001, 1,122 GW/h were produced, which means a level of production 14% lower than that of the previous year for equal period (1.301 GWh).

The decrease was due mainly to both the programmed maintenance activities of the 125 MW generator, which was out-of-service from mid-January to the beginning of April 2001, and the fact that some of the generation groups operated at minimum technical levels for a significant part of the last quarter, mainly as a consequence of a lower demand and a higher supply of hydraulic generation in the system.

**Prices**

The average price of energy at the Güemes node and power supplied during the nine months of 2001 amounted to $27.56/MWh ($28,878,183/1,048 GWh) which turned out higher than the average price of the previous year for the same period ($26.57/MWh -$32,443,570/1,221 GWh) by 3.7%.

**Sales**

The gross sales (net of compensations with the system) for the nine months of 2001 fell 11% to $28,878,183 compared to the same period of the previous year ($32,443,570). The $-3.6 million absolute variation in gross sales was made up of a $-4.6 million decrease in production and a $1.0 million positive effect in sales owing to higher price, as previously described.

**Results**

The operating result for the nine-month period ended September 30, 2001 showed a loss amounting to $880,524 (this amount includes $900,000 of the provision for the contingency represented by the Minimum Deemed Income Tax, the application of which is in legal dispute), which was lower than the loss recorded for equal period in the previous year ($925,586) by $45,062.

The net result for the nine-month period showed a loss amounting to $1,240,577, which considering the profit of the previous year for equal period showed a loss of $3,944,512. The result of this period includes $900,000 (loss) corresponding to the provision mentioned in the preceding paragraph.

**Shareholders' Equity**

The debt/equity ratio by the end of the ninth month of 2001 was 57%. At the end of the ninth month of the previous year, this ratio had also amounted to 57%.

## 2. Equity Structure

| | .....2001..... | .....2000..... | .....1999..... | .....1998..... | .....1997..... |
|---|---|---|---|---|---|
| Current Assets | 16.779.741 | 18.838.717 | 19.372.107 | 20.367.980 | 21.022.541 |
| Non-Current Assets | 93.060.152 | 94.503.471 | 100.016.819 | 105.635.350 | 110.944.280 |
| **Total** | **109.839.893** | **113.342.188** | **119.388.926** | **126.003.330** | **131.966.821** |
| Current Liabilities | 6.695.631 | 10.018.810 | 11.396.201 | 6.690.440 | 7.606.973 |
| Non-Current Liabilities | 55.791.631 | 54.671.128 | 60.308.486 | 60.343.562 | 60.171.062 |
| **Subtotal** | **62.487.262** | **64.689.938** | **71.704.687** | **67.034.002** | **67.778.035** |
| Shareholders' Equity | 47.352.631 | 48.652.250 | 47.684.239 | 58.969.328 | 64.188.786 |
| **Total** | **109.839.893** | **113.342.188** | **119.388.926** | **126.003.330** | **131.966.821** |

### Results Structure

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Operating Results | (880.524) | (925.586) | (2.290.990) | 480.112 | 1.170.765 |
| Financial Results | (360.053) | 608.245 | (5.502.874) | (5.002.240) | (5.124.095) |
| **Net Ordinary Loss** | **(1.240.577)** | **(317.341)** | **(7.793.864)** | **(4.522.128)** | **(3.953.330)** |
| Extraordinary Gain(Loss) | | 3.021.276 | (1.287.621) | | |
| **Profit (Loss) for the Period** | **(1.240.577)** | **2.703.935** | **(9.081.485)** | **(4.522.128)** | **(3.953.330)** |

**Production data**

| | **GWh** | **GWh** | **GWh** | **GWh** | **GWh** |
|---|---|---|---|---|---|
| Production Volume | 1.122 | 1.301 | 1.509 | 1.135 | 1.302 |
| Sales Volume | 1.048 | 1.221 | 1.418 | 1.067 | 1.226 |

**Ratios**

| | | | | | |
|---|---|---|---|---|---|
| Liquidity ratio | 2,51 | 1,88 | 1,70 | 3,04 | 2,76 |
| Debt ratio | 1,32 | 1,33 | 1,50 | 1,14 | 1,06 |
| Profitability ratio | 2,6% | 5,6% | (19,0%) | (7,7%) | (6,1%) |

**3. Prospects**

Based on the latest production variable costs statement for the rest of the winter semester ending in October, the plant would operate at a "minimum technical" level and at full available capacity.

Although Company's prices have been competitive, considering the present market conditions, with very high levels of hydraulicity, hydraulic generation shows extremely low price levels, leaving no room for thermal generation.

The changes expected as a consequence of the coming into effect of Decree No. 804 and Resolution No. 135, as from September 1st have not occurred as Congress has voted to revoke them.

Furthermore, most of the variations to be caused by the summer period and the above-mentioned hydraulicity conditions will not affect revenues foreseen as they will be protected by the sale agreements (term market) entered into by the Company in accordance with its commercial policy.

Salta, November 1, 2001

## AUDITORS' REPORT

(Limited review)

To the President and Directors of
**Central Térmica Güemes S.A.**

### 1. Identification of the financial statements subject to our review

We have performed a limited review of the balance sheets of Central Térmica Güemes S.A. as of September 30, 2001 and 2000, the related statements of income, of changes in shareholders' equity and of changes in cash and cash equivalents, including notes 1 to 10 thereto and supplemental schedules I to IV, for the nine-month periods then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review with the scope mentioned below.

### 2. Scope of our review

Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and changes in cash and cash equivalents.

### 3. Limited review report

Based on the procedures applied, as described in section 2, we are able to report that the financial statements take into account all the events and circumstances of which we are aware.

4. **Special Information required by current legal regulations**
(for the nine-month period ended September 30, 2001)

a) The financial statements referred to in section 1 are shown in accordance with the provisions of Law No. 19.550 and those of General Resolution No. 368 of the National Securities Commission.

b) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the legal books of account.

c) As part of our limited review, the scope of which is mentioned in section 2, we have examined both the informative summary and the additional information prepared by the Board of Directors as required by the National Securities Commission and section 68 of the Buenos Aires Stock Exchange's Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of September 30, 2001 amount to $ $ 86,694.73, which are not due as of that date.

Salta, November 1, 2001

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

| | |
|---|---|
| Company's main activity: | Operation of thermoelectric generation plant |
| Registration Number with Artificial Persons Control Bureau of Salta: | 35/99 |
| Registration Number in Court of Original Jurisdiction in Commercial Matters of the Province of Salta dealing with the registration of companies: | Folio 9/10, Entry 2425 of Corporations Book number 10 |
| Filing date of Company's by-laws and amendments thereto with the Companies' Inspection Bureau: | September 18, 1992 and August 4, 2000 |
| Expiry date of the by-laws: | February 28, 2092 |
| Date of last amendment to the by-laws: | May 14, 2000 |
| Parent company: | Powerco S.A.<br>Pueyrredón 596 – Salta |
| Percentage held by the parent company in capital stock and votes: | 60% |

**FISCAL YEAR No. 10**
**COMMENCED JANUARY 1, 2001**

**FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001 AND 2000**
(nine-month periods)
(stated in pesos)

**CAPITAL STOCK**
(note 4)

| | .....2001 and 2000......<br>Subscribed and paid-in<br>(stated in pesos) |
|---|---|
| Common shares Class A, N/V $1, 1 vote each | 37,743,600 |
| Common shares Class B, N/V $1, 1 vote each | 18,871,800 |
| Common shares Class C, N/V $1, 1 vote each | 6,290,600 |
| **TOTAL** | **62,906,000** |

**BALANCE SHEETS AS OF SEPTEMBER 30, 2001 AND 2000**
(stated in pesos)

| | .....2001..... | .....2000..... |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and banks | 557,116 | 1,271,381 |
| Investments (note 3.1) | 4,591,242 | 4,730,363 |
| Accounts receivable (note 3.2) | 8,617,461 | 9,401,733 |
| Other receivables (note 3.3) | 855,646 | 1,562,232 |
| Spare-parts and materials | 2,158,276 | 1,873,008 |
| **Total Current Assets** | **16,779,741** | **18,838,717** |
| **NON-CURRENT ASSETS** | | |
| Other receivables (note 3.3) | 1,235,328 | |
| Property, plant and equipment (schedule I) | 91,824,824 | 94,503,471 |
| **Total Non-Current Assets** | **93,060,152** | **94,503,471** |
| **TOTAL ASSETS** | **109,839,893** | **113,342,188** |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | 995,654 | 3,913,579 |
| Loans (note 6) | 15,000 | 75,436 |
| Payroll and social security charges | 321,391 | 428,801 |
| Taxes | 1,084,662 | 2,555,742 |
| Other liabilities | 42,672 | 9,000 |
| Provisions (schedule II) | 4,236,252 | 3,036,252 |
| **Total Current Liabilities** | **6,695,631** | **10,018,810** |
| **NON-CURRENT LIABILITIES** | | |
| Loans (note 6) | 54,000,000 | 54,000,000 |
| Taxes | 1,214,736 | |
| Provisions (schedule II) | 576,895 | 671,128 |
| **Total Non-Current Liabilities** | **55,791,631** | **54,671,128** |
| **TOTAL LIABILITIES** | **62,487,262** | **64,689,938** |
| **SHAREHOLDERS' EQUITY** | | |
| (as per the corresponding statements) | **47,352,631** | **48,652,250** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **109,839,893** | **113,342,188** |

The attached notes 1 to 10 and supplemental schedules I to IV
are an integral part of these statements.

**STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000**

(stated in pesos)

| | ....2001.... | ....2000.... |
|---|---|---|
| Net sales (note 3.5) | 24,331,698 | 27,057,068 |
| Cost of sales (schedule IV) | (21,006,431) | (24,141,866) |
| **Gross profit** | **3,325,267** | **2,915,202** |
| Selling expenses (schedule IV) | (852,897) | (777,249) |
| Administrative expenses (schedule IV) | (2,359,030) | (1,873,578) |
| Other income and expense | (993,864) | (1,189,961) |
| Financial results | | |
| Generated by assets (note 3.6a) | 623,071 | 716,284 |
| Generated by liabilities (note 3.6b and schedule IV) | (983,124) | (108,039) |
| **Ordinary loss** | **(1,240,577)** | **(317,341)** |
| Extraordinary Gain (note 9) | | 3,021,276 |
| **NET (LOSS) INCOME FOR THE PERIOD** | **(1,240,577)** | **2,703,935** |

The attached notes 1 to 10 and supplemental schedules I to IV are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001**
(stated in pesos)

| | ..Shareholders' contributions.. | | Reserved earnings | Accumulated deficit | Total |
|---|---|---|---|---|---|
| | Capital stock | Adjustment to capital | Legal reserve | | |
| Balances at the beginning of the year | 62,906,000 | 5,341,154 | 412,206 | (20,066,152) | 48,593,208 |
| Net loss for the period | | | | (1,240,577) | (1,240,577) |
| **Balances at the end of the period** | **62,906,000** | **5,341,154** | **412,206** | **(21,306,729)** | **47,352,631** |

The attached notes 1 to 10 and supplemental schedules I to IV are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000**
(stated in pesos)

| | Capital stock | Adjustment to capital | Legal reserve | Accumulated deficit | Total |
|---|---|---|---|---|---|
| Balances at the beginning of the year | 62,906,000 | 5,341,154 | 412,206 | (22,711,045) | 45,948,315 |
| Net income for the period | | | | 2,703,935 | 2,703,935 |
| **Balances at the end of the period** | **62,906,000** | **5,341,154** | **412,206** | **(20,007,110)** | **48,652,250** |

The attached notes 1 to 10 and supplemental schedules I to IV are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS**
**FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000**
(stated in pesos)

| | .....2001..... | ....2000.... |
|---|---|---|
| **CHANGES IN CASH AND CASH EQUIVALENTS** | | |
| Balances at the beginning of the year | 5,428,455 | 9,704,243 |
| Net decrease in cash | (280,097) | (3,702,499) |
| **Cash and cash equivalents at the end of the period** | **5,148,358** | **6,001,744** |
| **CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS** | | |
| Net (loss) income for the period | (1,240,577) | 2,703,935 |
| Add: items not representing sources or uses of cash (note 8) | 4,760,620 | (1,799,782) |
| Cash provided by ordinary and extraordinary operations | 3,520,043 | 904,153 |
| Net decrease (increase) in accounts receivable | 1,320,678 | (443,224) |
| **Total sources of cash** | **4,840,721** | **460.929** |
| Net increase in other receivables | (568,716) | (103,835) |
| Net (increase) decrease in spare-parts and materials | (88,584) | 18,421 |
| Purchases of property, plant and equipment | (2,169,949) | (231,323) |
| Net decrease in liabilities | (2,293,569) | (3,846,691) |
| **Total other uses of cash** | **(5,120,818)** | **(4,163,428)** |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | **(280,097)** | **(3,702,499)** |

The attached notes 1 to 10 and supplemental schedules I to IV are an integral part of these statements.

# CENTRAL TERMICA GÜEMES S.A.
## NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(stated in pesos)

## 1. COMPANY'S FINANCIAL CONDITION – FILING FOR COURT-SUPERVISED REORGANIZATION – APPROVAL OF THE AGREEMENT

As from March 1999, the Company commenced a restructuring process of its liabilities aimed at restoring its financial condition. After analyzing different alternatives, on October 29 1999, the Company's Board of Directors decided to reject the last proposal of financial restructuring submitted by the Corporate Notes Holders Committee as it included very heavy commitments and obligations for the Company and its shareholders; it required a significant cash payment leaving a reduced cash flow to meet current obligations; it also required an excessive decrease in the percentage held by each shareholder in the Company's capital stock and did not guarantee the final acceptance of the proposal by a sufficient number of notes holders -as the Committee represented a reduced group of institutional investors- who might not be represented in the proposal submitted by the Committee. On the other hand, the reduction contemplated in the proposal continued to leave the Company with a high debt ratio.

Consequently, on November 2, 1999, the Company's Board of Directors resolved to file for a court-supervised reorganization under the Argentine law. This decision was later ratified by the Special Meeting of Shareholders held on November 30, 1999. The filing was made with the courts in civil and commercial matters of the city of Salta on November 3, 1999, and as a result the accrual and recording of interest on debts were suspended as from that date, in accordance with the Bankruptcy Law No. 24.522.

The grounds for this decision were the following: a) the rejection by the Notes Holders Committee of the three proposals submitted by the Company; b) the potential risks that any demand or claim could affect the normal operation of the business; c) the convenience of offering a greater legal certainty to any financial restructuring with Company's creditors avoiding the uncertainty presented by an extrajudicial restructuring; d) the convenience of looking for the best alternatives to continue providing the power generation service and the source of employment; e) the potential lack of Company's capacity to generate sufficient funds to meet the financial commitments arising from the liabilities represented by the corporate notes issued; and f) the possibility of reaching an agreement regarding debt payment conditions compatible with Company's needs of cash flows.

The court-supervised reorganization was accepted on December 2, 1999 by the Court of Original Jurisdiction in Civil and Commercial Matters No. 8 of the City of Salta.

On May 29, 2000, once the term established for proof of claims was over, the Board of Directors approved and ratified decisions made in negotiation meetings held by the Company's President with some of the principal note holders, in order to reach a final agreement for the benefit of both parties.

On June 23, 2000, based on the proposals submitted to Corporate Notes holders in the negotiation meetings previously mentioned, the Shareholders' Meeting resolved: a) to approve the terms and conditions of the exchange offer of old Corporate Notes for a new issue of Corporate Notes (non-convertible into shares), for an amount of up US$ 54,000,000, to be placed by means of public offering and issued in one or several series and/or classes, with a fixed or floating interest rate and, b) to delegate to the Company's Board of Directors the powers necessary to determine the main issue conditions of the new corporate notes and to request to the corresponding authorities the authorization for the public offering and the quotation or not of the notes.

On August 4, 2000, the Company's Board of Directors informed about the basic conditions of the new Corporate Notes issue that were later submitted to the Court as a proposal of financial restructuring. Such conditions consisted basically of the following: a) to pay to note holders an amount of US$ 6,000,000 in cash, equivalent to the 10% of principal owed at the moment of the restructuring and, b) to give, in exchange, the new corporate notes issued by the Company for an amount of US$ 54,000,000 with final maturity in 2010, at a fixed annual interest rate (2.0%, 2.5% and 3.0% during the first, second, and third year respectively, and of 5.0% as from the fourth year) payable semiannually, once the process and the exchange took place.

On August 22, 2000, once the term established for making observations to the report issued by the court-appointed officer was over, the Company submitted to the Judge the consent given by the creditors who represented 58.5% of the general creditors and 67.67% of the claims verified. On August 24, 2000, the Judge issued a resolution stating that an agreement had been reached, in accordance with the provisions of section 49 of the Law No. 24,522, as the necessary majorities had been obtained. As no objection was filed against such resolution, on September 12, 2000, the Judge, in accordance with the provisions of section 52 of Law No. 24.522, issued a resolution approving the above-mentioned agreement which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

On September 21, 2000, the Buenos Aires Stock Exchange resolved to cancel the authorization to quotation duly granted to the Company in respect of the old Corporate Notes for US$ 60,000,000 and to authorize quotation of the new Corporate Notes for US$ 54,000,000, in accordance with the terms established in the documentation submitted to the authorities of the bourse.

On September 24, 2000, the National Securities Commission approved the public offering of the new Corporate Notes, non-convertible into shares, for a nominal value of US$ 54,000,000.

On November 6, 2000 the judge resolved the following:

a) to declare finished the court-supervised reorganization of Central Térmica Güemes S.A.,
b) to consider concluded the work of the court-appointed officer, without prejudice to any pending issue,
c) to maintain the injunction enjoining the Company from disposing of its property during the term of compliance with the agreement.

The conclusion of the court-supervised reorganization does not mean that later proof of claims and review proceedings will not be taken care of. Furthermore, it should be pointed out that all the limitations imposed on the debtor by sections 15 and 16 of the Bankruptcy Law shall cease except for the performance of actions to dispose of recordable goods which will require the Judge's authorization.

## 2. BASIS OF PRESENTATION AND MAIN ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the guidelines of General Resolution No. 368 of the National Securities Commission and Technical Resolutions numbers 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences. In accordance with General Resolution No. 272/95 of the National Securities Commission, following the provisions of Decree No 316/95 of the National Executive Power, the financial statements have not considered the effect of the changes in the wholesale price index as from September 1, 1995. According to Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences the inflation accounting is not mandatory as long as the annual inflation, as measured by the evolution of the wholesale price index, does not exceed 8%. Accordingly, the Company has decided to discontinue the recognition of the full effects of inflation since that date.

### Valuation criteria

**Monetary items** – Monetary assets and liabilities in pesos have been maintained at their nominal values, plus interest accrued, if any, at the end of each period.

**Foreign currency denominated assets and liabilities** – They have been valued at the rate of exchange as of the end of each period, plus interest accrued, if any.

**Investments** – Mutual funds and government securities have been valued at the quoted price as of the end of each period.

Time deposits as of September 30, 2000 have been valued at their nominal values, plus interest accrued at the end of that period.

**Spare-parts and materials** – They have been valued at replacement cost as of the end of each period.

**Property, plant and equipment** - Assets incorporated before August 31, 1995, have been valued at cost restated for inflation as of that date, and those incorporated after such date have been valued at their original cost, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each item, except for certain assets for which the unit of production method was applied.

**Intangible assets** - Software and programmed maintenance expenses have been reclassified in 2001 to the Property, plant and equipment account.

**Capital stock** – Capital stock has been restated for inflation up to August 31, 1995 as from the dates it was paid-in. Capital stock has been disclosed at its nominal value and the surplus to reach restated value has been included in the Adjustment to capital account.

**Legal reserve and Accumulated deficit** – Balances have been restated for inflation up to August 31, 1995.

**Profit and loss accounts** – Profit and loss accounts have been recorded at their nominal values, except for the non-monetary assets consumed (depreciation of property, plant and equipment) which have been determined according to the values of those assets.

**Recoverable value** – The net values of the assets do not exceed their recoverable value.

**Implicit financing components** – They have not been segregated due to their lack of significance.

**Use of estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. BREAKDOWN OF MAIN CAPTIONS

### 3.1 Investments

| | .....2001..... | .....2000..... |
|---|---|---|
| Time deposits | | 2,238,190 |
| Government securities - Bonte 2005 | 1,807,696 | |
| Mutual funds | 2,783,546 | 2,492,173 |
| **Total** | **4,591,242** | **4,730,363** |

The classification of balances is as follows:

| | | |
|---|---|---|
| Maturing within 3 months | **4,591,242** | |

### 3.2 Accounts receivable

| | .....2001..... | .....2000..... |
|---|---|---|
| Debtors of the term market | 8,258,790 | 8,396,788 |
| Related Companies – Powerco S.A. | 162,380 | 407,982 |
| Doubtful accounts under legal proceedings | 455,833 | 996,963 |
| Allowance for bad debts (schedule II) | (259,542) | (400,000) |
| **Total** | **8,617,461** | **9,401,733** |

The classification of balances is as follows:

| | |
|---|---|
| a) Past due | 925,574 |
| b) To become due within 3 months | 7,691,887 |
| **Total** | **8,617,461** |

Accounts receivable do not accrue interest.

### 3.3 Other receivables

| | .....2001..... | .....2000..... |
|---|---|---|
| Current: | | |
| Advances to suppliers | 263,196 | 978,943 |
| Tax credits | 292,736 | 318,354 |
| Prepaid expenses | 42,583 | 171,072 |
| Miscellaneous | 257,131 | 93,863 |
| **Total** | **855,646** | **1,562,232** |

Non-current:

| | |
|---|---|
| EDESA S.A. – 132 Kv power line (note 10) | **1,235,328** |

The classification of balances is as follows:

| | |
|---|---|
| a) To become due: | |
| within 3 months | 589,160 |
| between 3 and 6 months | |
| between 6 and 9 months | 85,743 |
| More than 1 year | 1,235,328 |
| b) With no specified due date | 180,743 |
| **Total** | **2,090,974** |

Other receivables do not accrue interest, except for the advances paid to certain suppliers and the other non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

## 3.4 Liabilities

| The classification of balances is as follows: | .....2001..... |
|---|---|
| To become due: | |
| within 3 months | 2,401,708 |
| between 3 and 6 months | 15,000 |
| more than 1 year (1) | 55,791,631 |
| With no specified due date | 4,278,923 |
| **Total** | **62,487,262** |

(1) It includes a debt for the issuance of corporate notes for an amount of US$ 54,000,000 maturing in 2010 at an annual interest rate of 2%, 2,5% and 3% during the first, second and third year, respectively and of 5% as from the fourth year, payable semiannually.

## 3.5 Net sales

| | .....2001..... | .....2000..... |
|---|---|---|
| Sales of electricity | 28,878,183 | 32,443,570 |
| Discounts for services received | (4,411,215) | (5,251,502) |
| Municipal contribution | (135,000) | (135,000) |
| **Total** | **24,331,698** | **27,057,068** |

## 3.6 Financial results

| | .....2001..... | .....2000..... |
|---|---|---|
| a) Generated by assets | | |
| Interest | 623,071 | 716,284 |
| Subtotal | **623,071** | **716,284** |
| b) Generated by liabilities | | |
| Interest and exchange differences (schedule IV) | (948,237) | (84,798) |
| Commissions and bank charges (schedule IV) | (34,887) | (23,241) |
| Subtotal | **(983,124)** | **(108,039)** |
| **Total** | **(360,053)** | **608,245** |

## 4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of September 30, 2001 and 2000, amounted to 62,906,000. Such amount has been registered with the Public Registry of Commerce.

## 5. INCOME TAX AND MINIMUM DEEMED INCOME TAX

No income tax provision has been recorded due to the existence of a tax loss. In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction with respect to the payment of the minimum deemed income tax, alleging lack of payment capacity. Upon the judge's decision against the Company, on April 6, 1999 the later decided to appeal. The Federal Appellate Court of Salta issued the requested injunction whereby accrual, payment and collection of the above-mentioned tax were suspended for fiscal year 1998. This decision was appealed by the Tax Authorities by filing with the Supreme Court of Justice an Extraordinary Appeal, which was rejected. As the "in statu quo" injunction issued by the Court applied to fiscal year 1998 only, the Company requested that it be amended to include the following years as well until a final resolution on the question of law were issued. The Judge hearing the case decided in the Company's favor and resolved to suspend the accrual, payment and collection of the above mentioned tax advances until a final judgment were pronounced on the main declaratory judgment action of unconstitutionality filed by the Company.

This decision was appealed by the tax authorities and later revoked by the Federal Appellate Court of Salta. The Company then filed an extraordinary appeal which was rejected. On July 6, 2001, in first instance, the declaratory judgment action was denied whereas the secondary request concerning the non-retroactivity of the tax with respect to the year ended December 31, 1998, was sustained. The judgment was appealed by both the Company and the Tax Authorities. It is now being dealt with at the Federal Appellate Court.

The Company continues analyzing different alternatives, among which are the provisions of Decree No. 571/00 which state that companies undergoing a privatization process are exempt from the minimum deemed income tax. In accordance with Resolution No. 508/00 of the Economy Ministry which orders the sale of the shares owned by the Federal Government in privatized companies, Central Térmica Guemes S.A. is entitled to the above-mentioned exemption as the Federal Government holds 30% of its issued share capital.

## 6. LOANS

Current:

| | .....2001..... | .....2000..... |
|---|---|---|
| Interest on Corporate Notes (see note 1) | 15,000 | |
| Overdrafts | | 75,436 |
| | 15,000 | 75,436 |

Non-current:

The Shareholders' Meeting held on June 23, 2000 authorized, subject to the approval of the agreement by the Court, the issue of new Corporate Notes under the Bankruptcy Law No. 24.522, delegating to the Company's Board of Directors the powers necessary to determine the conditions of the new issue and request the authorization for the public offering. On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, which would have matured on November 26, 2001 (see note 1).

## 7. CLAIMS

As of the date of issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management has filed the appropriate responses strongly supported by the applicable legislation. However, the Company decided to record a provision for 576,895 as of September 30, 2001. In the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

On the other hand, and based on that mentioned in note 5, the Company has decided to include in the item Current provisions the amount recorded for the minimum deemed income tax during the years 2000, 1999, 1998 and the nine-month period ended September 30, 2001.

On December 15, 2000, the Federal Public Income Administration (AFIP) assessed the amount of Income Tax withholdings not made to beneficiaries from abroad, among which were those corresponding to the interest on Corporate Notes issued in November 1996. Both the Management and the Board of Directors of the Company estimate that such assessment is improper.

Furthermore, on January 16, 2001, the AFIP notified the Company of the non-compliance with the filing of the information on the Company's employees' payments and contributions and of the Affidavit concerning the amounts which although included in salaries are not considered a part thereof. After analyzing the situation, the Company concluded that the assessed debt neither had the basic forms to be regarded as such nor did it allow to properly be aware of the alleged violation of the tax law. Therefore, the Company requested to the administrative judge to order the invalidity of the notification and consequently the suspension of the time limits established to rectify the situation, until the defects were corrected and a new notification were prepared in legal form.

## 8. STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS

| | ....2001.... | ....2000.... |
|---|---|---|
| Items not representing sources or uses of cash: | | |
| Depreciation of property, plant and equipment and amortization of intangible assets | 3,645,976 | 4,496,401 |
| Increase in allowances/provisions | 1,105,894 | 1,454,817 |
| Cost of sales of property, plant and equipment | 8,750 | |
| Recovery of interest on Corporate Notes | | (6,740,000) |
| Recovery of tax on Corporate Notes interest | | (1,011,000) |
| **Total** | 4,760,620 | (1,799,782) |

## 9. EXTRAORDINARY GAIN

Extraordinary gain as of September 30, 2000, includes fees, expenses and recoveries related to the negotiation and restructuring of the Company's financial liabilities (see note 1).

## 10. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the above-mentioned agreement came into effect.

- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

Both the terms and conditions and the duration of the above-mentioned agreement, are subject to the acceptance and approval of both the ENRESP and CAMMESA.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of September 30, 2001, disbursements made to finance this work amount to 1,235,328 and have been recorded as Other non-current receivables. This credit accrues a 15% annual interest rate.

SCHEDULE I

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001 AND 2000**
(stated in pesos)

## PROPERTY, PLANT AND EQUIPMENT

| | 2001 | | | | | | | | | | 2000 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Original Values | | | | Depreciation | | | | | Net Value | Net Value |
| | Balance at beginning of year | Additions | Retirements | Balance at end of period | Accumulated at beginning of year | Retirements | Current year Rate % | Current year Amount | Accumulated at end of period | | |
| Land | 801.052 | | | 801.052 | | | | | | 801.052 | 801. |
| Buildings | 27.618.404 | | | 27.618.404 | 5.674.218 | | 2,55 | 530.532 | 6.204.750 | 21.413.654 | 22.067. |
| Turbines | 44.585.426 | | | 44.585.426 | 14.616.265 | | 3,76 | 1.257.465 | 15.873.730 | 28.711.696 | 30.462. |
| Boilers | 44.956.683 | | | 44.956.683 | 11.932.563 | | 3,04 | 1.025.300 | 12.957.863 | 31.998.820 | 33.427. |
| Transformers | 6.358.163 | | | 6.358.163 | 2.093.590 | | 4,00 | 190.746 | 2.284.336 | 4.073.827 | 4.328. |
| Water treatment plant | 1.180.310 | | | 1.180.310 | 317.524 | | 4,00 | 35.406 | 352.930 | 827.380 | 874. |
| Auxiliary equipment | 381.162 | | | 381.162 | 125.528 | | 4,00 | 11.439 | 136.967 | 244.195 | 259. |
| Gas plant and gas pipeline | 1.916.659 | | | 1.916.659 | 631.112 | | 4,00 | 57.501 | 688.613 | 1.228.046 | 1.304. |
| Tools | 370.148 | 12.700 | | 382.848 | 287.800 | | 10,00 | 23.018 | 310.818 | 72.030 | 72. |
| Vehicles | 242.597 | 20.513 | 22.810 | 240.300 | 131.932 | 14.060 | 20,00 | 22.498 | 140.370 | 99.930 | 78. |
| Furniture and fixtures | 639.296 | 52.921 | | 692.217 | 490.068 | | 20,00 | 66.082 | 556.150 | 136.067 | 164. |
| Installations | 363.346 | 324 | | 363.670 | 327.240 | | 20,00 | 32.980 | 360.220 | 3.450 | 47. |
| Software | 69.282 | 7.789 | | 77.071 | 51.730 | | 33,00 | 18.079 | 69.809 | 7.262 | 22. |
| Maintenance expenses | 3.656.488 | 2.075.702 | | 5.732.190 | 3.149.845 | | 16,67 | 374.930 | 3.524.775 | 2.207.415 | 592. |
| **TOTAL 2001** | **133.139.016** | **2.169.949** | **22.810** | **135.286.155** | **39.829.415** | **14.060** | | **3.645.976** | **43.461.331** | **91.824.824** | |
| **TOTAL 2000** | **132.855.197** | **231.323** | **40.182** | **133.046.338** | **34.677.585** | **40.182** | | **3.905.464** | **38.542.867** | | **94.503.** |

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001 AND 2000**
(stated in pesos)

## ALLOWANCES – RESERVES

| Items | 2001 Balance at beginning of year | 2001 Increases | 2001 Decreases | 2001 Balance at end of period | 2000 Balance at end of period |
|---|---|---|---|---|---|
| Deducted from assets | | | | | |
| Allowance for bad debts | 550.000 | 105.894 (1) | 396.352 | 259.542 | 400.000 |
| **TOTAL 2001** | **550.000** | **105.894** | **396.352** | **259.542** | |
| **TOTAL 2000** | **320.000** | **80.000** | | | **400.000** |
| Included in liabilities | | | | | |
| Reserve for contingencies | 3.336.252 | 900.000 (2) | | 4.236.252 | 3.036.252 |
| Reserve for severance payments | 561.474 | 100.000 | 84.579 | 576.895 | 671.128 |
| **TOTAL 2001** | **3.897.726** | **1.000.000** | **84.579** | **4.813.147** | |
| **TOTAL 2000** | **2.442.044** | **1.374.817** | **109.481** | | **3.707.380** |

(1) Charged to Selling expenses.
(2) Charged to Other income and expense.

SCHEDULE III

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001 AND 2000**

## FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

| Item | 2001 Class and amount of foreign currency | | 2001 Exchange rate $ | 2001 Amount in Argentine currency and amount accounted for (in pesos) | 2000 Class and amount of foreign currency | | 2000 Amount in Argentine currency and amount accounted for (in pesos) |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| **CURRENT ASSETS** | | | | | | | |
| Cash | U$S | 64.685 | 1,00 | 64.685 | U$S | 182.316 | 182.316 |
| Investments | U$S | 3.235.767 | 1,00 | 3.235.767 | U$S | 78.013 | 78.013 |
| Accounts receivable | U$S | 8.617.461 | 1,00 | 8.617.461 | U$S | 8.993.751 | 8.993.751 |
| Other receivables | | | | | U$S | 621.823 | 621.823 |
| **Total Current Assets** | | | | **11.917.913** | | | **9.875.903** |
| **TOTAL ASSETS** | | | | **11.917.913** | | | **9.875.903** |
| **LIABILITIES** | | | | | | | |
| **CURRENT LIABILITIES** | | | | | | | |
| Accounts payable | | | | | | | |
| Suppliers | U$S | 576.546 | 1,00 | 576.546 | U$S | 911.297 | 911.297 |
| Loans | | | | | | | |
| Corporate notes | U$S | 15.000 | 1,00 | 15.000 | U$S | | |
| **Total Current Liabilities** | | | | **591.546** | | | **911.297** |
| **NON-CURRENT LIABILITIES** | | | | | | | |
| Loans | | | | | | | |
| Corporate notes | U$S | 54.000.000 | 1,00 | 54.000.000 | U$S | 54.000.000 | 54.000.000 |
| **Total Non-Current Liabilities** | | | | **54.000.000** | | | **54.000.000** |
| **TOTAL LIABILITIES** | | | | **54.591.546** | | | **54.911.297** |

SCHEDULE IV

**CENTRAL TERMICA GÜEMES S.A.**
**DETAIL OF COSTS AND EXPENSES AS OF SEPTEMBER 30, 2001 AND 2000**
(stated in pesos)

| Items | 2001 | | | | | 2000 |
|---|---|---|---|---|---|---|
| | Cost of sales | Selling expenses | Administrative expenses | Financial expenses | Total | Total |
| Fees | | | 116.444 | | 116.444 | 275.291 |
| Salaries and wages | 2.459.697 | 480.895 | 501.005 | | 3.441.597 | 3.271.848 |
| Social security charges | 363.588 | 73.634 | 83.901 | | 521.123 | 483.541 |
| Fuel | 13.730.585 | | | | 13.730.585 | 15.839.755 |
| Supplies and materials | 295.636 | | | | 295.636 | 463.059 |
| Services contracted | 426.250 | 49.769 | 654.911 | | 1.130.930 | 1.366.600 |
| Communications | | | 192.431 | | 192.431 | 203.856 |
| Office expenses | | 85.064 | 146.701 | | 231.765 | 194.625 |
| Depreciation of property, plant and equipment | 3.567.482 | | 78.494 | | 3.645.976 | 4.110.224 |
| Insurance | 161.276 | | | | 161.276 | 184.233 |
| Interest and exchange differences | | | 182.631 | 948.237 | 1.130.868 | 84.798 |
| Commissions | | | | 34.887 | 34.887 | 23.241 |
| Taxes | 1.917 | 1.816 | 4.421 | | 8.154 | 63.577 |
| Miscellaneous | | 161.719 | 398.091 | | 559.810 | 336.084 |
| **TOTAL 2001** | **21.006.431** | **852.897** | **2.359.030** | **983.124** | **25.201.482** | |
| **TOTAL 2000** | **24.141.866** | **777.249** | **1.873.578** | **108.039** | | **26.900.732** |

## CENTRAL TERMICA GÜEMES S.A.

**ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001**
(stated in pesos)

**General issues concerning company's activity**

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or which could affect comparison with those to be presented in future periods:

   None.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. In local currency | 2,090,974 | 7,895,716 |
| 2. In foreign currency (United States dollars) | 8,617,461 | 54,591,546 |
| **Total** | **10,708,435** | **62,487,262** |

   b) The classification according to the type of adjustment is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. Subject to adjustment clause | 8,617,460 | 255,448 |
| 2. With no adjustment clause | 2,090,974 | 62,231,814 |
| **Total** | **10,708,435** | **62,487,262** |

c) The classification according to the accrual or not of interest is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. Accruing interest | | 54,000,000 |
| 2. Not accruing interest | 10,708,435 | 8,487,262 |
| **Total** | **10,708,435** | **62,487,262** |

5. a) Detail of percentage held in Related Companies' capital and votes:

   None.

   b) Debit balances with Related Companies (Powerco S.A.):

   Debit balances 162,380

   c) Balances with Related Companies (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive:

   None.

7. Physical inventory of spare-parts and materials:

   The Company keeps an updated record of its inventory thanks to the continuous stocktaking of spare-parts and materials over the year.

   There are no supplies in a damaged condition, out of use or inactive.

**Current values**

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

**Property, plant and equipment**

9. Reversal of the reserve for technical revaluation when part of the same had been previously reduced to offset losses:

   None.

10. Value of property, plant and equipment not used due to their obsolescence:

    None.

**Investments in other companies**

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19.550:

    None.

**Recoverable values**

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations:

    The criteria applied to determine the recoverable value of spare-parts and materials and of property, plant and equipment have been basically the net realizable value and the economic use value, respectively. Neither the current value of the different cash flows nor the financial burden has been computed.

**Insurance**

13. Insured assets:

| | Risk covered | Amount insured $ | Accounting value $ |
|---|---|---|---|
| **Vehicles** | | | |
| | Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof. | 118,100 | 99,930 |
| **Fixed assets and spare-parts and materials** (except lands and vehicles) | | | |
| | Total | 217,000,000 | 90,923,842 |

**Positive and negative contingencies**

14. Elements considered to calculate allowances/provisions whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    See note 7.

15. Unrecorded contingent situations as of the date of the financial statements:

    See notes 1 and 7.

16. Irrevocable advances on account of future subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

## STATUTORY AUDITORS' REPORT

To the Shareholders of
**Central Térmica Güemes S.A.**

In our capacity as statutory auditors, we have reviewed the documents detailed in section I, prepared in accordance with the provisions of General Resolution No. 368 of the National Securities Commission, to comply with the provisions of section 294 of Law No. 19.550. These documents are the responsibility of the Company's management.

### I) IDENTIFICATION OF THE DOCUMENTS REVIEWED

a) Balance sheet as of September 30, 2001.

b) Statement of income for the nine-month period ended September 30, 2001.

c) Statement of changes in shareholders' equity for the nine-month period ended September 30, 2001.

d) Statement of changes in cash and cash equivalents for the nine-month period ended September 30, 2001.

e) Notes 1 to 10 and supplemental schedules I to IV for the nine-month period ended September 30, 2001.

f) Informative summary required by the National Securities Commission for the nine-month period ended September 30, 2001.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange's Regulations for the nine-month period ended September 30, 2001.

### II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations which require that the documents detailed in items a) to e) of section I, be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information regarding Company's decisions disclosed in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued his report dated November 1, 2001, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express an opinion. Provided that it is not our responsibility to control Company's management, our review has neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

**III) STATUTORY AUDITORS' REPORT**

Based on our review, as described in section II, we are able to report that:

a) the financial statements as of September 30, 2001 take into account all the events and circumstances of which we are aware.

b) The Informative summary required by General Resolution No. 368 of the National Securities Commission, for the nine-month period ended September 30, 2001, includes the information required by item 6 of Appendix I of Chapter XXIII of said resolution, however, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events, included in the above-mentioned document, are the responsibility of the Company's Management. Furthermore, the amounts included in said document, as to matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the legal books of account..

Autonomous City of Buenos Aires, November 1, 2001

**RUBEN R. RUIVAL**
Statutory Auditor

**The translation of the financial statements and of this report into English has been done solely for the convenience of English speaking readers.**

# CENTRAL TERMICA GÜEMES S.A.

## INFORMATIVE SUMMARY AS OF MARCH 31, 2002

## 1. A Brief on Company's Activities

### Energy production and sale

During the first quarter of 2002, 402 GW/h were produced, which means a level of production 48% higher than that of the previous year for equal period (271 GWh).

### Prices

The average price of energy at the Güemes node and power supplied during the first three months of 2002 amounted to $28.24/MWh ($10,591,798/375 GWh) which turned out lower than the average price of the previous year for the same period ($28.93/MWh -$7,319,625/253 GWh) by 2.4%.

### Sales

The gross sales (net of compensations with the system) for the first quarter of 2002 increased 45% to $10,591,798 compared to the same period of the previous year ($ 7,319,625). The $3.3 million absolute variation in gross sales was made up of a $3.5 million increase in production and a $0.2 million negative effect in sales owing to lower price, as previously described.

### Results

The operating result for the three-month period ended March 31, 2002 showed a loss amounting to $621,575, which was lower than the loss recorded for equal period last year ($867,478) by $245,903.

The net result for the three-month period showed a profit amounting to $2,794,737, which considering the loss of the previous year for equal period showed a profit of $ 3,855,693.

### Shareholders' Equity

The debt/equity ratio by the end of the first quarter of 2002 increased 18% to 76% compared to the 58% debt/equity ratio by the end of the same period of the previous year.

## 2. Equity Structure

| | .....2002..... | .....2001..... | .....2000..... | .....1999..... | .....1998..... |
|---|---|---|---|---|---|
| Current Assets | 22.961.112 | 20.822.593 | 23.506.146 | 22.228.723 | 22.333.625 |
| Non-Current Assets | 197.295.862 | 93.402.866 | 97.497.850 | 102.788.022 | 108.477.051 |
| **Total** | **220.679.170** | **114.225.459** | **121.003.996** | **125.016.745** | **130.810.676** |
| Current Liabilities | 4.096.948 | 10.997.129 | 15.390.449 | 10.055.749 | 9.142.356 |
| Non-Current Liabilities | 163.326.807 | 55.696.078 | 60.455.792 | 60.317.404 | 60.171.062 |
| **Subtotal** | **167.423.755** | **66.693.207** | **75.846.241** | **70.373.153** | **69.313.418** |
| Shareholders' Equity | 53.255.415 | 47.532.252 | 45.157.755 | 54.643.592 | 61.497.258 |
| **Total** | **220.679.170** | **114.225.459** | **121.003.996** | **125.016.745** | **130.810.676** |

## Results Structure

| | | | | | |
|---|---|---|---|---|---|
| Operating Results | (621.575) | (867.478) | (986.785) | (215.477) | (314.030) |
| Financial Results | 3.416.312 | (193.478) | 252.935 | (1.906.655) | (1.680.168) |
| **Net Ordinary Profit (Loss)** | **2.794.737** | **(1.060.956)** | **(733.850)** | **(2.122.132)** | **(1.994.198)** |
| **Profit (loss) for the period** | **2.794.737** | **(1.060.956)** | **(733.850)** | **(2.122.132)** | **(1.994.198)** |

**Production data**

| | GWh | GWh | GWh | GWh | GWh |
|---|---|---|---|---|---|
| Production volume | 402 | 271 | 387 | 524 | 197 |
| Sales volume | 375 | 253 | 364 | 493 | 185 |

**Ratios**

| | | | | | |
|---|---|---|---|---|---|
| Liquidity ratio | 5.60 | 1.89 | 1.53 | 2.21 | 2.44 |
| Debt ratio | 3.14 | 1.40 | 1.68 | 1.29 | 1.13 |
| Profitability ratio | 5,2% | (2,2%) | (1,6%) | (3,9%) | (3,2%) |

## 3. Prospects

The end of the convertibility system that pegged the peso one-to-one with the dollar and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies. The current business system has been designed to function within a general stability context and does not contemplate such a dramatic change of the macroeconomic rules. In addition, the introduction of new regulations for the declaration of prices, to become effective as from May 1, adds more uncertainty to the economic results for the next winter period.

The Company expects to maintain its production levels and quickly adjust to the new circumstances.

Salta, April 30, 2002

# INDEPENDENT AUDITORS' REPORT

(Limited Review)

To the President and Directors of
**Central Térmica Güemes S.A.**

## 1. Identification of the financial statements subject to our review

We have performed a limited review of the balance sheets of Central Térmica Güemes S.A. as of March 31, 2002 and 2001, the related statements of income, of changes in shareholders' equity and of changes in cash and cash equivalents, including notes 1 to 10 thereto and supplemental schedules I to V, for the three-month periods then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review with the scope mentioned below.

## 2. Scope of our review

a) Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and changes in cash and cash equivalents.

b) As of the date of these financial statements, we had not been provided with the information on the determination of the recoverable value of property, plant and equipment existing as of March 31, 2002, situation which imposes an additional limitation to the scope of our limited review given the significance of the assets involved.

3. **Prior clarifications**

a) As mentioned in note 9 to the financial statements, during the first quarter of 2002, the Argentine Government implemented structural economic reforms which established, among other things, the end of the convertibility system that pegged the peso one-to-one with the dollar, the free-floating of the peso rate of exchange and the conversion into pesos at the old pre-devaluation rate of 1 peso to the United States dollar of all foreign currency-denominated debts, to be adjusted by the application of a coefficient.

As of the date of issuance of these financial statements, it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and the changes in cash and cash equivalents.

b) As mentioned in note 10 to the financial statements, on April 3, 2002, the National Securities Commission issued General Resolution No. 398/2002, which establishes, among other things, that exchange differences of foreign currency denominated liabilities, existing as of January 6, 2002 must be charged to the cost value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.

Therefore, as of March 31, 2002, the Company has charged exchange differences arising from its corporate notes denominated in United States dollar for an amount of $108,000,000 to the Property, plant and equipment account.

c) Given that the wholesale price index has exceeded the 8% limit permitted by Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the financial statements should have been restated for inflation as of the end of the period. However, by Decree No. 316 dated August 15, 1995, the National Securities Commission had been instructed not to accept financial statements which had been restated to include the effects of inflation. Therefore, the applicability of the adjustment procedure established in Technical Resolution No. 6 of the FACPCE will not be possible until legal obstacles are overcome.

As mentioned in note 10 to the financial statements, had the financial statements been restated for inflation as of March 2002, property, plant and equipment and shareholders' equity could have been approximately $ 78,200,000 lower and the income for the three-month period ended March 31, 2002 could have been approximately $ 94,400,000 lower compared to the values disclosed in the financial statements mentioned in section 1. The above-mentioned amounts do not include the effect of the recording of exchange differences losses.

**4. Limited review report**

Although review procedures applied –with the limitation mentioned in section 2b)- do not enable us to issue an opinion on the reasonableness of the financial statements mentioned in section 1, based on the procedures applied, as described in section 2, we are able to report that the financial statements as of March 31, 2002 and 2001 take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section 3.

**5. Special information required by current legal regulations**
(for the three-month period ended March 30, 2002)

a) The financial statements referred to in section 1 are shown in accordance with the provisions of Law No. 19.550 and those of General Resolution No. 368/01 of the National Securities Commission.

b) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the legal books of account.

c) As part of our limited review, the scope of which is mentioned in section 2, we have examined the informative summary and the additional information prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of March 31, 2002, amount to $ 37,912.64, which are not due as of that date.

Autonomous City of Buenos Aires, April 30, 2002

## CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Pcia. de Salta

| | |
|---|---|
| Company's main activity: | Operation of thermoelectric generation plant |
| Registration Number with Artificial Persons Control Bureau of Salta: | 35/99 |
| Registration Number in Court of Original Jurisdiction in Commercial Matters of the Province of Salta dealing with the registration of companies: | Folio 9/10, Entry 2425 of Corporations Book number 10 |
| Filing date of Company's by-laws and amendments thereto with the Companies' Inspection Bureau: | September 18, 1992, September 2, 1993, July 8, 1999 and February 29, 2000 |
| Expiry date of the by-laws: | February 28, 2092 |
| Date of last amendment to the by-laws: | February 29, 2000 |
| Parent company: | Powerco S.A.<br>Pueyrredón 596 - Salta |
| Percentage held by the parent company (Powerco S.A.) in capital stock and votes: | 60% |

**FISCAL YEAR No. 11**
**COMMENCED JANUARY 1, 2002**

## FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001

(three-month period)
(stated in pesos)

CAPITAL STOCK
(note 4)

| | .....2002 and 2001....<br>Subscribed and paid-in<br>(stated in pesos) |
|---|---|
| Common shares Class A, N/V $1, 1 vote each | 37,743,600 |
| Common shares Class B, N/V $1, 1 vote each | 18,871,800 |
| Common shares Class C, N/V $1, 1 vote each | 6,290,600 |
| **TOTAL** | **62,906,000** |

**CENTRAL TERMICA GÜEMES S.A.**
**BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001**
(stated in pesos)

| | ......2002...... | ......2001...... |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and banks | 1,306,017 | 651,782 |
| Investments (note 3.1) | 9,427,388 | 6,043,890 |
| Accounts receivable (note 3.2) | 8,990,976 | 9,231,072 |
| Other receivables (note 3.3) | 1,055,451 | 2,804,468 |
| Spare-parts and materials | 2,181,280 | 2,091,381 |
| **Total Current Assets** | **22,961,112** | **20,822,593** |
| **NON-CURRENT ASSETS** | | |
| Other receivables (note 3.3) | 1,422,196 | |
| Property, plant and equipment (schedule I) | 196,295,862 | 93,402,866 |
| **Total Non-Current Assets** | **197,295,862** | **93,402,866** |
| **TOTAL ASSETS** | **220,679,170** | **114,225,459** |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | 1,627,691 | 5,950,208 |
| Loans (note 6) | 45,117 | 12,000 |
| Payroll and social security charges | 602,417 | 587,479 |
| Taxes | 1,736,786 | 778,600 |
| Other liabilities | 33,671 | 32,590 |
| Provisions (schedule III) | 51,266 | 3,636,252 |
| **Total Current Liabilities** | **4,096,948** | **10,997,129** |
| **NON-CURRENT LIABILITIES** | | |
| Loans (note 6) | 162,000,000 | 54,000,000 |
| Taxes | 905,018 | 1,214,736 |
| Provisions (schedule III) | 421,789 | 481,342 |
| **Total Non-Current Liabilities** | **163,326,807** | **55,696,078** |
| **TOTAL LIABILITIES** | **167,423,755** | **66,693,207** |
| **SHAREHOLDERS' EQUITY** | | |
| (as per the corresponding statements) | **53,255,415** | **47,532,252** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **220,679,170** | **114,225,459** |

The attached notes 1 to 10 and supplemental schedules I to V
are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENTS OF INCOME FOR THE THREE-MONTHS PERIODS ENDED MARCH 31, 2002 AND 2001**
(stated in pesos)

| | ......2002...... | ......2001...... |
|---|---|---|
| Net sales (note 3.5) | 8,991,436 | 5,951,300 |
| Cost of sales (schedule V) | (8,525,175) | (5,631,043) |
| **Gross profit** | **466,261** | **320,257** |
| Selling expenses (schedule V) | (261,636) | (261,238) |
| Administrative expenses (schedule V) | (659,417) | (626,497) |
| Other expense | (166,783) | (300,000) |
| Financial results | | |
| Generated by assets (note 3.6a) | 4,275,560 | 123,658 |
| Generated by liabilities (note 3.6b) | (859,248) | (317,136) |
| **NET INCOME (LOSS) FOR THE PERIOD** | **2,794,737** | **(1,060,956)** |

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002**
(stated in pesos)

| | ....Shareholders' contributions..... | | | | |
|---|---|---|---|---|---|
| | Capital stock | Adjustment to capital | Reserved earnings Legal reserve | Accumulated deficit | Total |
| **Balances at the beginning of the year** | **62,906,000** | **5,341,154** | **544,451** | **(18,330,927)** | **50,460,678** |
| Net income for the period | | | | 2,794,737 | 2,794,737 |
| **Balances at the end of the period** | **62,906,000** | **5,341,154** | **544,451** | **(15,536,190)** | **53,255,415** |

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

**CENTRAL TERMICA GÜEMES S.A.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001**
(stated in pesos)

| | ....Shareholders' contributions..... | | Reserved earnings | Accumulated deficit | Total |
|---|---|---|---|---|---|
| | Capital stock | Adjustment to capital | Legal reserve | | |
| **Balances at the beginning of the year** | **62,906,000** | **5,341,154** | **412,206** | **(20,066,152)** | **48,593,208** |
| Net loss for the period | | | | (1,060,956) | (1,060,956) |
| **Balances at the end of the period** | **62,906,000** | **5,341,154** | **412,206** | **(21,127,108)** | **47,532,252** |

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(stated in pesos)

| | .....2001..... | .....2000..... |
|---|---|---|
| CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS | | |
| **OPERATING ACTIVITIES** | | |
| Income (loss) for the period | 2,794,737 | (1,060,956) |
| Add: items not representing uses of cash: | | |
| Depreciation property, plant and equipment | 2,349,085 | 924,733 |
| Increase in allowances/provisions | 51,266 | 300,000 |
| Accrual of unpaid interest on corporate notes | 40,500 | 55,200 |
| Accrual of unpaid interest | 15,000 | 12,000 |
| Subtotal | 5,250,588 | 230,977 |
| Changes in operating assets and liabilities | | |
| Decrease in trade receivables | 389,553 | 812,961 |
| Increase in other receivables | (91,033) | (1,282,210) |
| Increase in inventories | (32,720) | (21,689) |
| (Decrease) Increase in commercial liabilities | (504,603) | 3,659,203 |
| Increase (decrease) in payroll and social security charges | 465,029 | (774,745) |
| Net (Decrease) Increase in other liabilities | (10,001) | 11,590 |
| Use of allowances/provisions | (3,374) | (80,132) |
| Subtotal | 212,851 | 2,324,978 |
| **Cash provided by operating activities** | **5,463,439** | **2,555,955** |
| **INVESTING ACTIVITIES** | | |
| Acquisition of property, plant and equipment | (1,425) | (1,017,998) |
| **Cash applied to investing activities** | **(1,425)** | **(1,017,998)** |
| **FINANCING ACTIVITIES** | | |
| Net decrease in loans | (322,383) | (270,740) |
| **Cash provided by (applied to) financing activities** | **(322,383)** | **(270,740)** |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 5,139,361 | 1,267,217 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 5,593,774 | 5,428,455 |
| **CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD** | **10,733,405** | **6,695,672** |

The attached notes 1 to 10 and supplemental schedules I to V are an integral part of these statements.

(stated in pesos)

## 1. COMPANY'S FINANCIAL CONDITION – FILING FOR COURT-SUPERVISED REORGANIZATION – APPROVAL OF THE AGREEMENT

As from March 1999, the Company commenced a restructuring process of its liabilities aimed at restoring its financial condition.

Consequently, and after analyzing different alternatives, on November 2, 1999, the Company's Board of Directors resolved to file for a court-supervised reorganization under the Argentine law.

The court-supervised reorganization was accepted on December 2, 1999 by the Court of Original Jurisdiction in Civil and Commercial Matters No. 8 of the City of Salta.

On June 23, 2000, based on the proposals submitted to Corporate Notes holders, the Shareholders' Meeting resolved to approve the terms and conditions of the exchange offer of old Corporate Notes for a new issue of Corporate Notes (non-convertible into shares), for an amount of up US$ 54,000,000, to be placed by means of public offering and issued in one or several series and/or classes, with a fixed or floating interest rate.

On August 4, 2000, the Company's Board of Directors informed about the basic conditions of the new Corporate Notes issue that were later submitted to the Court as a proposal of financial restructuring. Such conditions consisted basically of the following: a) to pay to note holders an amount of US$ 6,000,000 in cash, equivalent to the 10% of principal owed at the moment of the restructuring and, b) to give, in exchange, the new corporate notes issued by the Company for an amount of US$ 54,000,000 with final maturity in 2010, at a fixed annual interest rate (2.0%, 2.5% and 3.0% during the first, second, and third year respectively, and of 5.0% as from the fourth year) payable semiannually, immediately after the exchange process took place

On September 12, 2000, the Judge, in accordance with the provisions of section 52 of Law No. 24.522, issued a resolution approving the above-mentioned agreement, which was later complemented by other explanatory resolutions dated September 19 and 26, 2000

On September 21, 2000, the Buenos Aires Stock Exchange authorized quotation of the new Corporate Notes for US$ 54,000,000.

On September 24, 2000, the National Securities Commission approved the public offering of the new Corporate Notes, non-convertible into shares, for a nominal value of US$ 54,000,000.

On November 6, 2000 the judge resolved the following:

a) to declare finished the court-supervised reorganization of Central Térmica Güemes S.A.,
b) to consider concluded the work of the court-appointed officer, without prejudice to any pending issue,
c) to maintain the injunction enjoining the Company from disposing of its property during the term of compliance with the agreement.

The conclusion of the court-supervised reorganization does not mean that later proof of claims and review proceedings will not be taken care of. Furthermore, it should be pointed out that all the limitations imposed on the debtor by sections 15 and 16 of the Bankruptcy Law shall cease except for the performance of actions to dispose of recordable goods which will require the Judge's authorization.

Taking into account the new regulations adopted by the Federal Government –Laws 25.561 and 25.563 and Emergency Decrees 214/2002, 320/2002 and 410/2002- (the New Regulations), the Company decided to pay the third installment of interest on the corporate notes on maturity date –March 26, 2002- in compliance with the agreement entered into during the court-supervised reorganization (the Agreement) without prejudice to the legal rights to which it might be entitled (a) in relation to the holders of corporate notes (the Notes) (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification) and/or the payment terms agreed by the Company in the Agreement considered extended for another year, (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events); (b) in relation to the other general creditors: (b.i) pursuant to the final interpretation of the New Regulations concerning the fact that payment terms agreed by the Company in the Agreement must be considered extended for another year, and (b.ii) pursuant to the eventual application of the doctrine of unforeseeability.

## 2. BASIS OF PRESENTATION AND MAIN ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the guidelines of General Resolution No. 368/01 of the National Securities Commission and Technical Resolutions numbers 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences. In accordance with General Resolution No. 272/95 of the National Securities Commission, following the provisions of Decree No 316/95 of the National Executive Power, the financial statements have not considered the effect of the changes in the wholesale price index as from September 1, 1995.

**Valuation criteria**

**Monetary items** – Monetary assets and liabilities in pesos have been maintained at their nominal values, plus interest accrued, if any, at the end of each period.

**Foreign currency denominated assets and liabilities** – They have been valued at the rate of exchange as of the end of each period, plus interest accrued, if any.

**Investments** - Mutual funds and government securities have been valued at the quoted price as of the end of each period.

**Spare-parts and materials** – They have been valued at replacement cost as of the end of each period.

**Property, plant and equipment** - Assets incorporated before August 31, 1995, have been valued at cost restated for inflation as of that date, and those incorporated after such date have been valued at their original cost, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each item, except for certain assets for which the unit of production method was applied.

In accordance with General Resolution No. 398/2002 of the National Securities Commission, the Company has charged to the cost value of property, plant and equipment the exchange differences arising as from January 6, 2002 of corporate notes existing as of the end of the period (see note 10).

**Intangible assets** - Software and programmed maintenance expenses have been reclassified in 2001 to the Property, plant and equipment account.

**Capital stock** – Capital stock has been restated for inflation up to August 31, 1995 as from the dates it was paid-in. Capital stock has been disclosed at its nominal value and the surplus to reach restated value has been included in the Adjustment to capital account.

**Legal reserve and Accumulated deficit** – Balances at the beginning of the periods have been restated for inflation up to August 31, 1995. The increases of the legal reserve have been recorded at nominal value.

**Profit and loss accounts** – Profit and loss accounts have been recorded at their nominal values, except for the non-monetary assets consumed (depreciation of property, plant and equipment) which have been determined according to the values of those assets.

**Recoverable value** – The net values of the assets do not exceed their recoverable value. In the case of property, plant and equipment, it has not been possible to determine the recoverable value of assets existing as of March 31, 2002 due to the country's economic situation (see note 9).

**Implicit financing components** – They have not been segregated due to their lack of significance.

**Use of estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. BREAKDOWN OF MAIN CAPTIONS

### 3.1 Investments

| | .....2002..... | .....2001..... |
|---|---|---|
| Mutual funds and government securities (Appendix II) | 9,427,388 | 6,043,890 |
| | **9,427,388** | **6,043,890** |

Balances as of March 31, 2002 become due within three months.

### 3.2 Accounts receivable

| | .....2002..... | .....2001..... |
|---|---|---|
| Debtors of the term market | 8,466,476 | 8,270,009 |
| Related Companies – Powerco S.A. | 478,788 | 464,983 |
| Doubtful accounts under legal proceedings | 1,020,838 | 724,359 |
| Allowance for bad debts (schedule III) | (975,126) | (228,279) |
| **Total** | **8,990,976** | **9,231,072** |

The breakdown of the balances according to the estimated collection period is as follows:

| | | |
|---|---|---|
| a) Past due | | |
| within 6 months | 112,069 | |
| more than 6 months | 1,734,180 | 1,466,091 |
| b) To become due within 3 months | 8,119,853 | 7,993,261 |
| Subtotal | 9,966,102 | 9,459,351 |
| Allowance for bad debts | (975,126) | (228,279) |
| **Total** | **8,990,976** | **9,231,072** |

Accounts receivable do not accrue interest.

## 3.3 Other receivables

| | | |
|---|---|---|
| Current: | | |
| Advances to suppliers | 266,005 | 1,944,936 |
| Tax credits | 371,813 | 357,763 |
| Prepaid expenses | 175,412 | 224,154 |
| Miscellaneous | 242,220 | 277,615 |
| **Total** | **1,055,451** | **2,804,468** |

| | |
|---|---|
| Non-current: | |
| EDESA S.A. - 132 Kv power line (note 8) | **1,422,196** |

The breakdown of the balances according to the estimated collection or use period is as follows:

| | |
|---|---|
| a) To become due: | |
| within 3 months | 266,123 |
| between 3 and 6 months | 547,225 |
| more than 1 year | 1,422,196 |
| b) With no specified due date | 242,103 |
| **Total** | **2,477,647** |

Other receivables do not accrue interest, except for the advances paid to certain suppliers, whose annual interest rate ranges from 7.5% to 10.5%, and the receivable with EDESA which accrues interest at an annual rate of 15%.

## 3.4 Liabilities

The breakdown of the balances according to maturity is as follows:

| | .....2002..... | .....2001..... |
|---|---|---|
| To become due: | | |
| within 3 months | 3,966,893 | 7,316,287 |
| between 6 and 12 months | 45,117 | 12,000 |
| more than 1 year (1) | 162,905,018 | 55,214,736 |
| With no specified due date | 506,727 | 4,150,184 |
| **Total** | **167,423,755** | **66,693,207** |

(1) It includes a debt for the issuance of corporate notes for an amount of US$ 54,000,000 ($162,000,000 as of March 31, 2002; rate of exchange applied, $3 = US$1) maturing in 2010 at an annual interest rate of 2%, 2,5% and 3% during the first, second and third year, respectively and of 5% as from the fourth year, payable semiannually.

### 3.5 Net sales

| | | |
|---|---|---|
| Sales of electricity | 10,591,798 | 7,319,625 |
| Discounts for transportation costs and other services | (1,555,362) | (1,323,325) |
| Municipal contribution | (45,000) | (45,000) |
| **Total** | **8,991,436** | **5,951,300** |

### 3.6 Financial results

| | | |
|---|---|---|
| a) Generated by assets | | |
| Interest and exchange differences | 4,275,560 | 123,658 |
| **Subtotal** | **4,275,560** | **123,658** |
| b) Generated by liabilities | | |
| Interest and exchange differences (schedule V) | (852,829) | (309,136) |
| Commissions and bank charges (schedule V) | (6,419) | (8,000) |
| Subtotal | **(859,248)** | **(317,136)** |
| **Total** | **3,416,312** | **(193,478)** |

## 4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of March 31, 2002 and 2001 amounted to 62,906,000. Such amount has been registered with the Public Registry of Commerce.

## 5. INCOME TAX AND MINIMUM DEEMED INCOME TAX

No income tax provision has been recorded due to the existence of a tax loss.

In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction with respect to the payment of the minimum deemed income tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

## 6. LOANS

Current:

| | .....2002..... | .....2001..... |
|---|---|---|
| Interest on Corporate Notes (see note 1) | 45,117 | 12,000 |

Non-current:

The Shareholders' Meeting held on June 23, 2000 authorized, subject to the approval of the agreement by the Court, the issue of new Corporate Notes under the Bankruptcy Law No. 24.522, delegating to the Company's Board of Directors the powers necessary to determine the conditions of the new issue and request the authorization for the public offering. On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, which would have matured on November 26, 2001 (see note 1).

## 7. CLAIMS

As of the date of issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management has filed the appropriate responses strongly supported by the applicable legislation. However, the Company decided to record a provision for 473,055 as of March 31, 2002. In the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A.

## 8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the above-mentioned agreement came into effect.

- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of March 31, 2002, disbursements made to finance this work amount to 1,422,196 and have been recorded as Other non-current receivables. This credit accrues a 15% annual interest rate.

## 9. ARGENTINE ECONOMIC SITUATION

On January 6, 2002 Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25.561, which was later regulated by a series of regulations and decrees, mainly by Decree No, 214/2002 of February 3, 2002 and Argentine Central Bank's (BCRA) regulations. The new law and its regulatory decrees established both the end of the convertibility system that pegged the peso one-to-one with the dollar and the free floating of the peso rate of exchange.

All dollar-denominated debts with the financial system as well as those between private parties (i.e. outside the financial system) -whichever their origin and nature-, outstanding as of the date on which Law No. 25.561 was passed, were converted into pesos at the old pre-devaluation rate ($ 1 = US$ 1) and the resulting peso amount will be adjusted by the "Reference Stabilization Coefficient" (CER} to be published by the BCRA. This coefficient will be applied as from the date of publication of Decree No. 214/2002 in the *Official Gazette*.

If due to the implementation of the above-mentioned measures, as far as dollar-denominated debts outside the financial system is concerned, the resulting value of the thing or service were higher or lower than that duly agreed, any of the parties may ask for the fair readjustment of the price.

In the specific case of dollar-denominated debts with the financial system, a rate, other than the above-mentioned CER coefficient, will be applied. This rate shall not exceed the maximum rate to be established by the BCRA.

Certain remittances, such as repayments of financial debts and payments of interest (in the specific case of the Company, the corporate notes), royalties, dividends and others of similar nature must be authorized by the Argentine Central Bank. New maximum time limits to exchange foreign currency earned from the export of goods and services, have also been established.

As of the date of issuance of these financial statements it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted economic measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and the changes in cash and cash equivalents.

## 10. RECORDING OF EXCHANGE DIFFERENCES – VARIATION IN CURRENCY PURCHASING POWER

On April 3, 2002, the National Securities Commission issued General Resolution No. 398/2002, which establishes, among other things, that exchange differences of foreign currency denominated liabilities, existing as of January 6, 2002 must be charged to the cost value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.

Therefore, as of March 31, 2002, the Company has charged exchange differences arising from its corporate notes denominated in United States dollar for an amount of $108,000,000 to the Property, plant and equipment account.

Given that the wholesale price index has exceeded the 8% limit permitted by Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the financial statements should have been restated for inflation as of the end of the period. However, by Decree No. 316 dated August 15, 1995, the National Securities Commission had been instructed not to accept financial statements which had been restated to include the effects of inflation. Therefore, the applicability of the adjustment procedure established in Technical Resolution No. 6 of the FACPCE will not be possible until legal obstacles are overcome.

Had the financial statements been restated for inflation as of March 2002, property, plant and equipment and shareholders' equity could have been approximately $ 78,200,000 lower and the income for the three-month period ended March 31, 2002 could have been approximately $ 94,400,000 lower compared to the values disclosed in these financial statements. The above-mentioned amounts do not include the effect of the recording of exchange differences losses.

SCHEDULE I

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001**
(stated in pesos)

## PROPERTY, PLANT AND EQUIPMENT

| | 2002 | | | | | | | | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| | Original Values | | | Depreciation | | | | Net Value | Net Value |
| | Balance at beginning of year | Additions | Balance at end of period | Accumulated at beginning of year | Current Year Rate % | Current Year Amount | Accumulated at end of period | | |
| Land | 803.852 | | 803.852 | | | | | 803.852 | 801.052 |
| Buildings | 27.629.604 | | 27.629.604 | 6.381.641 | 2,55 | 176.985 | 6.558.626 | 21.070.978 | 21.767.342 |
| Turbines | 44.585.426 | | 44.585.426 | 16.296.178 | 6,47 | 451.369 | 16.747.547 | 27.837.879 | 29.702.790 |
| Boilers | 44.956.683 | | 44.956.683 | 13.302.952 | 5,24 | 368.545 | 13.671.497 | 31.285.186 | 32.807.679 |
| Transformers | 6.358.163 | | 6.358.163 | 2.347.918 | 6,00 | 63.582 | 2.411.500 | 3.946.663 | 4.200.991 |
| Water treatment plant | 1.180.310 | | 1.180.310 | 364.732 | 6,00 | 11.802 | 376.534 | 803.776 | 850.984 |
| Auxiliary equipment | 381.162 | | 381.162 | 140.780 | 6,00 | 3.813 | 144.593 | 236.569 | 251.821 |
| Gas plant and gas pipeline | 1.916.659 | | 1.916.659 | 707.780 | 6,00 | 19.167 | 726.947 | 1.189.712 | 1.266.380 |
| Tools | 386.007 | | 386.007 | 320.199 | 10,00 | 6.121 | 326.320 | 59.687 | 77.032 |
| Vehicles | 240.300 | | 240.300 | 147.768 | 20,00 | 7.398 | 155.166 | 85.134 | 103.153 |
| Furniture and fixtures | 705.192 | 253 | 705.445 | 569.389 | 20,00 | 21.678 | 591.067 | 114.378 | 145.661 |
| Installations | 371.207 | | 371.207 | 363.346 | 20,00 | | 363.346 | 7.861 | 25.512 |
| Software | 77.071 | 1.172 | 78.241 | 76.232 | 33,00 | 2.011 | 78.243 | | 13.236 |
| Maintenance expenses | 5.732.190 | | 5.732.190 | 3.661.389 | 16,67 | 136.614 | 3.798.003 | 1.934.187 | 1.389.233 |
| Exchange difference regarding liabilities, which were obtained for the acquisition of fixed assets (see note 9) | | 108.000.000 | 108.000.000 | | | 1.080.000 | 1.080.000 | 106.920.000 | |
| **TOTAL 2002** | **135.323.826** | **108.001.425** | **243.325.251** | **44.680.304** | | **2.349.085** | **47.029.389** | **196.295.862** | |
| **TOTAL 2001** | **133.139.016** | **1.017.998** | **134.157.014** | **39.829.415** | | **924.733** | **40.754.148** | | **93.402.866** |

SCHEDULE II

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001**
(stated in pesos)

## INVESTMENTS

| Item | Type | Nominal Value | Price in $ | Total Value 2002 | Total Value 2001 |
|---|---|---|---|---|---|
| **CURRENT INVESTMENTS** | | | | | |
| Money market | Deustche Bank - U$S | 2.470 | 1014,44 | 7.516.995 | 145.138 |
| | FBA – Renta U$S | 115,67 | 1,00 | 347 | 306.161 |
| | Fima Money market U$S "A" | 35.804 | 1,00 | 107.412 | 4.042.738 |
| | Fima Money market $ | | | | 702.339 |
| | Roble Ahorro - U$S | 125,67 | 1,00 | 377 | 738.355 |
| | Roble Ahorro - $ | 42,10 | 1,496 | 63 | 59 |
| | Bansud - U$S | | | - | 109.100 |
| Total money market | | | | 7.625.194 | 6.043.890 |
| Government bonds | BONTE 2002 | 274.000 | 0,4950 | 135.630 | |
| | BONTE 2005 | 3.454.019 | 0,4825 | 1.666.564 | - |
| Total Government bonds | | | | 1.802.194 | - |
| **TOTAL** | | | | **9.427.388** | **6.043.890** |

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001**
(stated in pesos)

## ALLOWANCES - RESERVES

| Items | 2001 Balance at beginning of year | Increases | | Decreases | | Balance at end of period |
|---|---|---|---|---|---|---|
| **Deducted from assets** | | | | | | |
| Allowance for bad debts | 975.126 | | | | | 975.126 |
| **TOTAL 2001** | **975.126** | | | | **(2)** | **975.126** |
| **TOTAL 2000** | **550.000** | | | **321.721** | | **228.279** |
| **Included in liabilities** | | | | | | |
| Reserve for contingencies | 425.163 | 51.266 | | 3.374 | | 473.055 |
| **TOTAL 2001** | **425.163** | **51.266** | **(1)** | **3.374** | **(2)** | **473.055 (3)** |
| **TOTAL 2000** | **3.897.726** | **300.000** | **(1)** | **80.132** | **(2)** | **4.117.594** |

(1) Charged to Other expense.
(2) To cover certain anticipated events.
(3) Current liabilities 51.266; non-current liabilities 421.789.

SCHEDULE IV

**CENTRAL TERMICA GÜEMES S.A.**
**FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001**

## FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

| Items | 2002 | | | | 2001 | | |
|---|---|---|---|---|---|---|---|
| | Class and amount of foreign currency | | Exchange rate $ | Amount in Argentine currency and amount accounted for (in pesos) | Class and amount of foreign currency | | Amount in Argentine currency and amount accounted for (in pesos) |
| **ASSETS** | | | | | | | |
| **CURRENT ASSETS** | | | | | | | |
| Cash | U$S | 285 | 3,00 | 856 | U$S | 20.080 | 20.080 |
| Investments | U$S | 2.516.510 | 3,00 | 7.549.530 | U$S | 5.035.331 | 5.035.331 |
| Accounts receivable | | | | | U$S | 9.231.072 | 9.231.072 |
| Other receivables | | | | | U$S | 1.530.205 | 1.530.205 |
| **Total Current Assets** | | | | **7.550.386** | | | **15.816.688** |
| **TOTAL ASSETS** | | | | **7.550.386** | | | **15.816.688** |
| **LIABILITIES** | | | | | | | |
| **CURRENT LIABILITIES** | | | | | | | |
| Accounts payable | | | | | | | |
| Suppliers | | | | | U$S | 5.095.368 | 5.095.368 |
| Loans | | | | | | | |
| Corporate notes | U$S | 15.039 | 3,00 | 45.117 | U$S | 12.000 | 12.000 |
| **Total Current Liabilities** | | | | **45.117** | | | **5.107.368** |
| **NON-CURRENT LIABILITIES** | | | | | | | |
| Loans | | | | | | | |
| Corporate notes | U$S | 54.000.000 | 3,00 | 162.000.000 | U$S | 54.000.000 | 54.000.000 |
| **Total Non-Current Liabilities** | | | | **162.000.000** | | | **54.000.000** |
| **TOTAL LIABILITIES** | | | | **162.045.117** | | | **59.107.368** |

SCHEDULE V

**CENTRAL TERMICA GÜEMES S.A.**
**DETAIL OF COSTS AND EXPENSES AS OF MARCH 31, 2002 AND 2001**
(stated in pesos)

| Items | 2002 | | | | | 2001 |
|---|---|---|---|---|---|---|
| | Cost of sales | Selling expenses | Administrative expenses | Financial expenses | Total | Total |
| Fees | | | 33.000 | | 33.000 | 33.000 |
| Salaries and wages | 824.479 | 170.590 | 167.215 | | 1.162.284 | 1.132.646 |
| Social security charges | 124.713 | 24,728 | 27.454 | | 176.895 | 177.664 |
| Fuel | 4.849.822 | | | | 4.849.822 | 3.534.003 |
| Supplies and materials | 114.631 | | | | 114.631 | 69.186 |
| Services contracted | 215.049 | 24.676 | 190.160 | | 429.885 | 309.022 |
| Communications | | | 55.826 | | 55.826 | 68.921 |
| Office expenses | | 17.585 | 42.368 | | 59.953 | 49.200 |
| Depreciation of property, plant and equipment | 2.327.800 | | 21.285 | | 2.349.085 | 924.733 |
| Insurance | 67.037 | | | | 67.037 | 51.536 |
| Interest and exchange differences | | | | 852.829 | 852.829 | 309.136 |
| Commissions | | | | 6.419 | 6.419 | 8.000 |
| Taxes | 1.644 | | | | 1.644 | 1.107 |
| Miscellaneous | | 24.057 | 122.109 | | 146.166 | 167.760 |
| **TOTAL 2001** | **8.525.175** | **261.636** | **659.417** | **859.248** | **10.305.476** | |
| **TOTAL 2000** | **5.631.043** | **261.238** | **626.497** | **317.136** | | **6.835.914** |

# CENTRAL TERMICA GÜEMES S.A.

**ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002**
(stated in pesos)

**General issues concerning company's activity**

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations:

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or which could affect comparison with those to be presented in future periods:

   See notes 9 and 10.

3. Classification of credit and debit balances:

   See notes 3.2., 3.3. and 3.4.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. In local currency | 11,468,623 | 5,378,638 |
| 2. In foreign currency (United States dollars) | - | 162,045,117 |
| **Total** | **11,468,623** | **167,423,755** |

   b) The classification according to the type of adjustment is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. Subject to adjustment clause | 8,990,976 | 219,964 |
| 2. With no adjustment clause | 2,477,647 | 167,203,791 |
| **Total** | **11,468,623** | **167,423,755** |

c) The classification according to the accrual or not of interest is as follows:

| | Debit balances | Credit balances |
|---|---|---|
| 1. Accruing interest | 1,422,196 | 162,045,117 |
| 2. Not accruing interest | 10,046,427 | 5,378,638 |
| **Total** | **11,468,623** | **167,423,755** |

5. a) Detail of percentage held in Related Companies' capital and votes:

   None.

   b) Debit balances with Related Companies (Powerco S.A.):

| | |
|---|---|
| Debit balances | 478,788 |

   c) Balances with Related Companies (Powerco S.A.) do not accrue interest and are not subject to adjustment clauses.

6. Trade receivables or loans granted to Directors, Statutory Auditors, members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive:

   None.

7. Physical inventory of spare-parts and materials:

   The Company keeps an updated record of its inventory thanks to the continuous stocktaking of spare-parts and materials over the year.

   There are no supplies in a damaged condition, out of use or inactive.

**Current values**

8. Source of the data used to determine the current value of inventories:

   The data used to determine the current value of spare-parts and materials are mainly purchase prices.

**Property, plant and equipment**

9. Reversal of the reserve for technical revaluation when part of the same had been previously reduced to offset losses:

None.

10. Value of property, plant and equipment not used due to their obsolescence:

None.

**Investments in other companies**

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19.550:

None.

**Recoverable values**

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations:

The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, the present economic situation makes it impossible to determine the economic use value as future cash flows cannot be calculated due to the current uncertainty.

**Insurance**

13. Insured assets:

| | **Risk covered** | **Amount insured $** | **Accounting value $** |
|---|---|---|---|
| **Vehicles** | | | |
| | Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof. | 118,100 | 85,134 |
| **Fixed assets and spare-parts and materials** (except lands and vehicles) | | | |
| | Total | 217,000,000 | 197,588,157 |

**Positive and negative contingencies**

14. Elements considered to calculate allowances/ accruals whose balances, taken as a whole or individually, exceed 2% of shareholders' equity:

    In the case of the allowance for bad debts, the variable taken into account was the aging of unpaid receivables and of complaints filed. In the case of the contingency provision, the legal advisors' assessment regarding the probability of occurrence of contingencies has been taken into account.

15. Unrecorded contingent situations as of the date of the financial statements:

    See note 7.

16. Irrevocable advances on account of future subscriptions:

    None.

17. Unpaid cumulative dividends of preferred shares:

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings:

    None.

## STATUTORY AUDITORS' REPORT

To the Shareholders of
**Central Térmica Güemes S.A.**

In our capacity as statutory auditors, we have reviewed the documents detailed in section I, prepared in accordance with the provisions of General Resolution No. 368/01 of the National Securities Commission, to comply with the provisions of section 294 of Law No. 19.550. These documents are the responsibility of the Company's management.

### I) IDENTIFICATION OF THE DOCUMENTS REVIEWED

a) Balance sheet as of March 31, 2002.

b) Statement of income for the three-month period ended March 31, 2002.

c) Statement of changes in shareholders' equity for the three-month period ended March 31, 2002.

d) Statement of changes in cash and cash equivalents for the three-month period ended March 31, 2002.

e) Notes 1 to 10 and supplemental schedules I to V for the three-month period ended March 31, 2002.

f) Informative summary required by the National Securities Commission for the three-month period ended March 31, 2002.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange's Regulations for the three-month period ended March 31, 2002.

### II) SCOPE OF OUR WORK

a) We have performed our review in accordance with current regulations which require that the documents detailed in items a) to e) of section I, be examined in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods and that such review include verification of the consistency of the documents subject to the review with the information regarding Company's decisions disclosed in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in section I, we have examined the work performed by the external auditor, Deloitte & Co S.R.L., who issued his report dated April 30, 2002, in accordance with auditing standards generally accepted in Argentina for the limited review of financial statements for interim periods. Our review included the work planning, nature, scope and opportunity of the review procedures applied, and the conclusions of the limited review performed by said auditor. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express an opinion. Provided that it is not our responsibility to control Company's management, our review has neither included the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management.

b) As of the date of these financial statements, we had not been provided with the information on the determination of the recoverable value of property, plant and equipment existing as of March 31, 2002, situation which imposes an additional limitation to the scope of our limited review given the significance of the assets involved.

## III) PRIOR CLARIFICATIONS

a) As mentioned in note 9 to the financial statements, during the first quarter of 2002, the Argentine Government implemented structural economic reforms which established, among other things, the ending of the convertibility system that pegged the peso one-to-one with the dollar, the free-floating of the peso rate of exchange and the conversion into pesos at the old pre-devaluation rate of 1 peso to the United States dollar of all foreign currency-denominated debts, to be adjusted by the application of a coefficient.

As of the date of issuance of these financial statements, it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and the changes in cash and cash equivalents.

b) As mentioned in note 10 to the financial statements, on April 3, 2002, the National Securities Commission issued General Resolution No. 398/2002, which establishes, among other things, that exchange differences of foreign currency denominated liabilities, existing as of January 6, 2002 must be charged to the cost value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.

Therefore, as of March 31, 2002, the Company has charged exchange differences arising from its corporate notes denominated in United States dollar for an amount of $108,000,000 to the Property, plant and equipment account.

c) Given that the wholesale price index has exceeded the 8% limit permitted by Resolution No. 140/96 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the financial statements should have been restated for inflation as of the end of the period. However, by Decree No. 316 dated August 15, 1995, the National Securities Commission had been instructed not to accept financial statements which had been restated to include the effects of inflation. Therefore, the applicability of the adjustment procedure established in Technical Resolution No. 6 of the FACPCE will not be possible until legal obstacles are overcome.

   As mentioned in note 10 to the financial statements, had the financial statements been restated for inflation as of March 2002, property, plant and equipment and shareholders' equity could have been approximately $ 78,200,000 lower and the income for the three-month period ended March 31, 2002 could have been approximately $ 94,400,000 lower compared to the values disclosed in the financial statements mentioned in section I. The above-mentioned amounts do not include the effect of the recording of exchange differences losses.

## IV) STATUTORY AUDITORS' REPORT

Based on our review, we are able to report that:

a) Although review procedures applied –with the limitation mentioned in section IIb)- do not enable us to issue an opinion on the reasonableness of the financial statements mentioned in section I, based on our review, as described in section II, we are able to report that the financial statements as of March 31, 2002 take into account all the events and circumstances of which we are aware and that we have no observations to make other than those mentioned in section III.

b) The Informative summary required by General Resolution No. 368/01 of the National Securities Commission, for the three-month period ended March 31, 2002, includes the information required by item 6 of Appendix I Book VII of said resolution, however, the affirmations regarding the economic context in which the Company carried out its activities, the company's management, and future events, included in the above-mentioned document, are the responsibility of the Company's Management. Furthermore, the amounts included in said document, as to matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the legal books of account.

d) We believe it would not be advisable to distribute profits in cash or in kind (except for Company's own shares), until exchange differences are not offset in accordance with the provisions of Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences.

Autonomous City of Buenos Aires, April 30, 2002

**JAVIER R. SIÑERIZ**
Statutory Auditor

## RESOLUTIONS OF ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF CENTRAL TÉRMICA GÜEMES S.A. HELD ON APRIL 25, 2002

**PRESENT**: Carlos Armando Peralta, President, acting as Chairman of the meeting
Ricardo Esteban Brinnand, proxy for Class "A" shareholder
Justo Rubén Brito, proxy for Class "C" shareholders
Marcelo Sergio Martos, Director
Jorge Reston, Director
Dante Apaza, Director
Rubén Argüello, Director
Leonardo Galia, Director
Armando Simesen de Bielke, Supervisory Committee member
Javier Siñeriz, Supervisory Committee member
Washington Alvarez, legal advisor to the Company

The meeting was lawfully convened and held with a legal quorum of 70% formed by the Class A and Class C shareholders, all of them present by proxy and holding 44,034,200 shares representing Ps.44,034,200 in capital and entitled to 44,034.2 [está bien o faltan 2 ceros?] votes.

*(a) Resolutions relating to regular matters*

1. <u>Appointment of two shareholders to subscribe the minutes of the meeting</u>

**<u>Unanimously resolved</u>**, that the minutes containing the record of proceedings at the meeting be subscribed by Justo Rubén Brito, proxy for Class "C" shareholders, and Ricardo Esteban Brinnand, proxy for Class "A" shareholder.

2. <u>Approval of Annual Report, including the Balance Sheet, the Statement of Income, Statement of Equity, Cash Flow Statement, Schedules and Notes thereto, the Supervisory Committee's Report, and other statutory financial reports for the fiscal year ended December 31, 2001</u>

**<u>Unanimously resolved</u>**, that the Annual Report and all other financial statements and reports for the fiscal year ended December 31, 2001, be approved as submitted.

**<u>Further unanimously resolved</u>**, that, as motioned by the Chairman, the Ps.1,867,470 net income posted for fiscal year 2001, as reflected in the 2001 Annual Report and financial statements approved by the meeting, after deducting the amount required to be set aside into the legal reserve and 0.5% of net income to be applied to the payment of employee profit-sharing bonuses as required by the company's by-laws, be carried forward as Unappropriated Earnings.

3. <u>Management of the Board and Supervisory Committee</u>

**Unanimously resolved**, upon a motion made by Mr. Ricardo Brinnand, that the management of the Board and Supervisory Committee for fiscal year 2001 be approved.

4. Compensation of Board members for the fiscal year ended December 31, 2001, in excess of the limit under Section 261, Argentine Business Companies Act No. 19,550

**Unanimously resolved**, upon a motion made by Mr. Ricardo Brinnand on behalf of shareholder Powerco S.A., that, in view that Section 261, Act No. 19.550, contemplates the possibility that directors may receive remuneration, and in consideration of technical and administrative duties and functions currently performed by directors, aggregate gross fees of Ps.115,707.28 be approved for the Board of Directors, with any advance fees received by the directors to be deducted from that gross amount.

The meeting took due notice that a total Ps.1,353,087.56 compensation has been paid to the members of the Board as gross compensation for their performance as managers. This compensation has been charged to income for the year.

**Further unanimously resolved**, upon a motion made by Mr. Ricardo Brinnand, that

(a) power be delegated to the Board of Directors to distribute the above approved overall fees among the directors in the proportion of the number of board meetings attended by each director; and

(b) authorization be given to the Board of Directors to provide for advances to be paid to directors on account of future fees for the period between April this year and the date of the next annual shareholders' meeting to be held. Advances will be in a minimum amount of $1,000 for each meeting that the permanent members, or alternate members, as the case may be, of the Board may attend. Notice was taken by the meeting that directors should meet at least twelve times a year.

5. Compensation of Supervisory Committee members for the fiscal year ended December 31, 2001

**Unanimously resolved**, upon a motion made by Mr. Ricardo Brinnand, that aggregate gross fees of Ps.39,731.90 be approved for the Supervisory Committee, with any advance fees received by the Supervisory Committee members to be deducted from that gross amount.

**Further unanimously resolved**, upon a motion made by Mr. Ricardo Brinnand, that

(a) power be delegated to the Board of Directors to distribute the above approved overall fees among the members of the Supervisory Committee in the proportion of the number of meetings attended by each member; and

(b) authorization be given to the Board of Directors to provide for advances to be paid to the members of the Supervisory Committee on account of future fees for the period between April this year and the date of the next annual shareholders' meeting to be held. Advances will be in a minimum amount of $1,000 for each meeting that the

permanent members, or alternate members, as the case may be, of the Supervisory Committee may attend.

6. Statement in respect of permanent and alternate directors and permanent and alternate Supervisory Committee members appointed by the Annual Shareholders' Meeting held on March 19, 2001

Upon a motion made by Mr. Ricardo Brinnand on behalf of shareholder Powerco S.A., a statement is adopted, in response to a requirement received from the Argentine Securities Commission, to the effect that Messrs. Carlos Armando Peralta, Marcelo Sergio Martos, Leonardo Juan Galia, Rubén Argüello, Jorge Alberto Reston, Dante Apaza, and Sergio Marcelo Fernández, all of whom were nominated to hold director and alternate director positions on behalf of the Class A shareholder, are "non-independent" for the purpose of Argentine Securities Commission's Resolution 368/2001; and further that Messrs. Rubén R. Ruival, Armando Simesen de Bielke, and Carlos Alberto Palla, all of whom were nominated to hold member and alternate member positions in the Supervisory Committee on behalf of the Class A shareholder, are "independent" for the purpose of the cited Argentine Securities Commission rule. Mr. Rubén R. Ruival is a professional accountant with the accounting firm Deloitte & Touche. Mr. Armando Simesen de Bielke is a professional accountant with the accounting firm Simesen de Bielke & Asociados. Mr. Carlos Alberto Palla is a professional accountant with the accounting firm Carlos Palla & Asociados. Mr. Washington Alvarez, who was nominated to hold an alternate member position in the Supervisory Committee on behalf of the Class A shareholder, is "non-independent" for the purpose of the cited Argentine Securities Commission rule.

Upon a motion made by Mr. Justo Rubén Brito, a further statement is adopted, in response to the requirement received from the Argentine Securities Commission, to the effect that Messrs. Ernesto Jesús Jiménez and Augusto Gabini, who were nominated to hold director and alternate director positions on behalf of the Class C shareholders, are "non-independent" for the purpose of the cited Argentine Securities Commission rule, and that Mr. Javier Siñeriz is "non-independent."

*(b) Resolutions relating to extraordinary matters*

1. Appointment of two shareholders to subscribe the minutes of the meeting

**Unanimously resolved**, that the minutes containing the record of proceedings at the meeting be subscribed by Justo Rubén Brito, proxy for Class "C" shareholders, and Ricardo Esteban Brinnand, proxy for Class "A" shareholder.

2. By-laws amendment. Elimination of section 23 – Renumbering of section 24

Upon a motion made by the chairman that was by him substantiated on a need to enhance shareholder value by providing the company with a broader corporate purpose that will enable it to engage, not only in the business of operating power generation stations and marketing electricity, but also in the import-export and services businesses, either by itself or for, through, or in association with third parties in Argentina or

abroad, it was **unanimously resolved** that section 23 of the corporate by-laws be eliminated and that, accordingly, section 24 be now designated section 23.

The proxy for Class C shareholders informed the meeting that the proposed amendment was unanimously approved by a special Class C shareholders' meeting held on November 14, 2001.

3. By-laws amendment. Amendment of sections 3 and 4

**Unanimously resolved**, upon a further proposal made by the chairman on like grounds as expressed in favor of the resolution adopted under item 2 above, that sections 3 and 4 of the company's by-laws be amended to read hereafter as follows:

> "Section 3. The company is organized for the purpose of engaging, either by itself or through or in association with third parties, in Argentina or abroad, in the following businesses: (a) Industrial: operating its own or third party thermal, hydroelectric, or otherwise fueled power generation plants; generating and marketing electricity, and conducting any other activities which may be accessory in nature to its industrial and business activity or necessary for the attainment of its purpose; (b) Import and export: Importing or exporting raw materials and other goods, derivative products and machinery in connection with its corporate purpose; (c) Services: Providing assistance, maintenance, operation, management and advisory services to individuals or entities engaged in the business of generating, transmitting, transforming, distributing and marketing electricity or its derivative products and applications, or any primary matter or energy required in their generation, in accordance with the terms and subject to the limitations of Argentine Act No. 24,065."

> "Section 4. In pursuing its corporate purpose, the company has power and authority to do any legal acts, deeds and transactions, whichever their nature, including financial transactions but excluding financial intermediation, whenever these acts and transactions are in furtherance of or connected with its corporate purpose, the company having full legal capacity to acquire rights, incur obligations, and do any acts as are not prohibited by law or these by-laws. Accordingly, the company may (a) purchase or otherwise acquire, sell, trade, assign or in any manner dispose of, attach a security interest on, pledge, hypothecate, or create easements on real or personal property, livestock, facilities, and any manner of rights, securities or equity; enter into partnership and joint venture agreements; acquire and hold equity interests in or organize or come into association with Argentine or foreign, public or private entities or individuals; (b) execute any manner of contracts and incur obligations, including under loans or otherwise, to domestic or foreign public or private banks, international credit or other agencies; appoint others or be appointed as attorney-in-fact, agent or representative; give commercial credit in connection with its business; (c) notwithstanding the provisions contained in section 7 of these by-laws, issue convertible or non-convertible debentures, bonds and other debt securities in Argentina or abroad, which securities may be denominated in any currency and may be generally secured or collateralized or provide for a floating or special security. The company is not authorized to guarantee third-party obligations."

Salta, February 28, 2002

**Argentine Securities Commission**
25 de Mayo 179
Buenos Aires
Argentina

Ref.: Central Térmica Güemes S.A. - US$54,000,000 Notes, due 2010 (the "New Notes")

Dear sirs,

In my capacity as registered agent of Central Térmica Güemes S.A. (the "Company"), I am hereby formally requesting the opinion of the Argentine Securities Commission, in its role as supervisory agency, on the issues described below. This request is made, particularly, in view of the new rules that were introduced in Argentina following a compulsory pesification mandated under the Public Emergency and Exchange Regulations Reform Act No. 25,571 and Emergency Decree No. 214/00 issued by the Federal Executive, as well as the peculiar circumstances under which the Company's New Notes were issued.

Please let me underscore that the Company has every intention to perform all its obligations under the New Notes. These notes were issued as part of a Debt Restructuring Plan that the Company proposed on September 18, 2001, to the holders of its then outstanding US$60,000,000 12% Notes, due 2001, in the context of the Company's court supervised reorganization (the Reorganization) that was conducted and completed before the Civil Court of First Instance, 8th Nomination, of Salta City, Salta. However, the Company is also under the obligation to:

1) Satisfy its payment obligations in the relevant currency in accordance with the terms and conditions of the New Notes and in full compliance with the legislation in force at the time of payment;

2) Provide equitable treatment to all creditors that participated in the Reorganization.

1. **Payment currency**

Sections 1 and 3 of the Emergency Decree provide that:

Section 1°: *"Effective as from the date of this Decree, all payment obligations, however accrued –whether as a result of a court judgment or otherwise – stated or denominated in United States dollars or any other foreign currency, standing as payable as of the date of passing of Act No. 25,561 and which shall not as of that date have been converted into Pesos, shall be so converted into Pesos."*

Section 3° *"All financial liabilities denominated in United States dollars or any other foreign currency, whichever their nature or amount, carried as payable to a financial institution shall be converted into Pesos at a rate of one Peso to each United States dollar or its equivalent in any other foreign currency. Such liabilities shall be discharged by delivery of Pesos at the stated rate."*

It would seem to follow from these rules that the Company's payment obligations in respect of principal under and interest on the New Notes should be satisfied by delivering pesos at a rate of one peso to each dollar, although the obligations were originally taken in United States dollars.

We therefore request that you give us your opinion as to whether this preliminary interpretation is correct and applicable to the Company's case. We are urged to obtain your opinion promptly, in view of the fact that the third interest payment on the New Notes, of US$675,000, will become due next March 26 in accordance with the agreement reached with our creditors under the Debt Restructuring Plan.

2. **Equitable treatment to all participating creditors**

Faced with the question posed in paragraph 1 above and the general rules contained in Insolvency and Bankruptcy Act Act No. 24,522, as amended, we are at odds as to how to perform our obligation to provide equitable treatment to all our creditors *(par conditio creditorum)*.

It goes without saying that the Company should not and may not afford a different treatment to any of its creditors, as such conduct would be in violation of its court approved creditors agreement and would render the Company liable to the claims of those creditors receiving a less favourable treatment.

On the other hand, Section 10 of Act 25,563 (Revised Insolvency and Bankruptcy Act) has introduced the following amendment to Act No. 24,522:

*"The original term for performance of any obligations assumed by a debtor under a judicial or non-judicial agreement with its creditors that has been approved by a court under Act 24,522 shall be extended by one (1) year, to be computed as from the date on which any such court approved obligations shall become enforceable, notwithstanding the provisions contained in Chapter III hereof."*

Based on the wording of this section, it seems clear that the term for performance of all of the obligations assumed by the Company under its Reorganization, including its payment

obligations under the New Notes issued in exchange for the old notes as part of the Debt Restructuring, is to be extended.

Because these questions have raised significant uncertainties in the market, we strongly feel that we need to have the opinion of the Argentine Securities Commission as to:

**1.** Whether the Company is required to pesify its payment obligations under its Debt Restructuring Plan, by application of the rules introduced by sections 1 and 3 of the Emergency Decree and the Insolvency and Bankruptcy Act;

**2.** Whether the term for performance afforded to the Company under its court approved creditors agreement, including in respect of its obligations under the New Notes, is to be extended as provided in section 10 of the revised Insolvency and Bankruptcy Act.

We will appreciate your prompt response in respect of these issues, and will be happy to provide any further information that you may require.

Sincerely,

/s/ Carlos A. Peralta
Carlos Armando Peralta
President, Central Térmica Güemes S.A.

**[English Translation of the letter addressed to the Argentine National Securities Commission, the Buenos Aires Stock Exchange, and the Electronic Open Market]**

Salta, July 16, 2002

Dear Sirs,

Central Térmica Güemes S.A. (the "Corporation") hereby informs the **[Argentine National Securities Commission, the Buenos Aires Stock Exchange, and the Electronic Open Market]** that the Corporation has decided to initiate talks with the Trustee and holders of its variable rate negotiable obligations (the "Obligations") with face value of US$ 54,000,000, expiring in 2010. The Corporation plans to renegotiate with the Obligation holders the terms and conditions of the Obligations, thereby making the repayment of the principal and interest due on the Obligations a realistic option given the present economic and financial condition of the Corporation. The Corporation has decided to hold these talks based on (i) the great uncertainty caused by the current economic and financial crisis facing Argentina, (ii) the state of emergency and currency exchange reform declared by Law 25.561, Emergency Decrees 214/2002, 320/2002, 410/2002, and other related norms, and (iii) the direct effects of the aforementioned uncertainty, emergency, and instability on the Corporation and the electric energy industry.

The Corporation has invited the Trustee and the principal Obligation holders to different meetings that will take place on July 18, 2002 in the offices of Morgan, Lewis & Bockius located at 101 Park Avenue in New York City.

Best regards,

Carlos Armando Peralta
President

Salta , March 14, 2002

**Buenos Aires Stock Exchange**
Sarmiento 299
Buenos Aires
Argentina

Ref.: Central Térmica Güemes S.A.
Interest Payment

Dear sirs,

Please be advised that Central Térmica Güemes S.A. has made payment of the third interest service on its US$54,000,000 variable rate Notes, due 2010.

In addition, we are enclosing herewith a translation into English of a letter sent by our company to The Bank of New York in connection with such interest service payment and a reservation of rights by our company, as described therein.

Sincerely,

/s/ Marcelo S. Martos
Marcelo S. Martos
Director

CENTRAL TERMICA
GÜEMES S.A.

Salta, March 14 2002

The Bank of New York
101 Barclay Street
New York, New York 10286
U.S.A.

Attention : Corporate Trust Administration

**Ref: Central Térmica Güemes S.A. (the "Company") US$54,000,000 Variable Rate Notes due 2010 (the "Notes") Interest payment.**

Dear Sirs,

I hereby inform you that the Board of Directors of the Company at a meeting held on the date hereof and in accordance with the company's permanent intention of complying with its obligations, has decided to instruct its bank to transfer the amount of US$675,000 (United States Dollars six hundred and seventy five thousand) so as to pay in full the third interest installment on the Notes due on March 26 , 2002, preserving its rights as described in the second paragraph of this letter.

Taking into consideration the new laws passed by the Argentine Government and the uncertainty generated by the new rules that were introduced in Argentina following a compulsory *pesification* mandated by the Public Emergency and Exchanges Regulation Reform Act Nº 25.561, enacted January 6, 2002, and Emergency Decrees Nº 214/2002, 320/2002 and 410/2002 enacted February 2, 15 and March 8, 2002, respectively (collectively, the "New Laws"), as well as the peculiar circumstances under which the Notes were issued, as part of a debt restructuring plan that the Company proposed on September 18, 2001 to the holders of its then outstanding US$60,000,000 12% Notes due 2001, in the context of the Company's court supervised reorganization (the "Reorganization"), a Reorganization that was conducted and completed before the Civil Court of First Instance, 8th Nomination, of Salta City, Salta, Argentine Republic (the "Court"), the Company must make the payment mentioned in the first paragraph preserving its rights which may arise from the final interpretation of the New Laws and its final application by the Court, which could understand that the Notes due on 2010 should be paid in the Argentine Currency, pesos ("*pesificar*"), and/or the Court could consider the Company postponing for one additional year the terms of the payment agreed in the

**ADMINISTRACIÓN**
Av. Reyes Católicos 1330
(A4408KRO) Salta
Tel: (54 387) 4392737
Fax: (54-387) 4392671

**PLANTA GENERADORA**
Ruta 34, Km. 1135
(A4430FHC) Gral. Güemes, Salta
Tel/Fax: (54 387) 4911343

**OFICINA BUENOS AIRES**
Av. Leandro N. Alem 822 12° piso
(C1001AAQ) Buenos Aires
Tel/Fax: (54 11) 4311-6064/65/66
E-Mail:comercialbaires@ctg.com.ar

CENTRAL TERMICA
GÜEMES S.A.

Reorganization, according to the amendment to the Bankruptcy Law, Act N° 25.563, enacted February 14, 2002, in accordance with the application of the doctrine of unforeseeability (which permits the renegotiation of contracts based on the unforeseeability of events).

Sincerely,

By: CENTRAL TERMICA GUEMES .S.A.

/s/ Carlos A. Peralta
Carlos A. Peralta
President & C.E.O.


**ADMINISTRACIÓN**
Av. Reyes Católicos 1330
(A4408KRO) Salta
Tel: (54 387) 4392737
Fax: (54-387) 4392671

**PLANTA GENERADORA**
Ruta 34, Km. 1135
(A4430FHC) Gral. Güemes, Salta
Tel/Fax: (54 387) 4911343

**OFICINA BUENOS AIRES**
Av. Leandro N. Alem 822 12° piso
(C1001AAQ) Buenos Aires
Tel/Fax: (54 11) 4311-6064/65/66
E-Mail:comercialbaires@ctg.com.ar